UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

LIBERTY TAX, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	001-35588	27-3561876
(State or other jurisdiction	(Commission File Number)	(I.R.S Employer
of incorporation or		Identification Number)
organization)

1716 Corporate Landing Parkway, Virginia Beach, Virginia 23454
(Address of principal executive offices, including zip code)

(757) 493-8855
(Issuer’s telephone number, including area code)

Approximate Date of Mailing: August 24, 2018

LIBERTY TAX, INC.
1716 Corporate Landing Parkway
Virginia Beach, Virginia 2454

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-l THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF
LIBERTY TAX, INC.

WE ARE NOT ASKING YOU FOR A PROXY AND
YOU ARE REQUESTED NOT TO SEND US A PROXY

General

This Information Statement is being mailed on or about August 24, 2018, to the holders as of the close of business on August 10, 2018, of shares of Class A Common Stock, par value $0.01, of Liberty Tax, Inc. (the “Company”). You are receiving this Information Statement in connection with a proposed change in the Company’s Board of Directors constituting a majority of the directors in office, which is expected to take place 10 days after the date that this statement is filed with the Securities and Exchange Commission (the “SEC”) and mailed to stockholders as of the date set forth above, in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-l promulgated thereunder. This Information Statement is provided to you for information purposes only.  We are not soliciting proxies in connection with the matters described in this Information Statement.  You are urged to read this Information Statement carefully.  You are not, however, required to take any action.

On July 19, 2018, John T. Hewitt, former Chairman of the Board and Chief Executive Officer of the Company, entered into a Stock Purchase Agreement, as subsequently amended (the “Agreement”), with an unaffiliated third party, Vintage Tributum LP, an affiliate of Vintage Capital Management, LLC (“Vintage”), pursuant to which, among other things, Mr. Hewitt agreed to sell to Vintage all of the shares of the Company’s Class A Common Stock and Class B Common Stock owned directly and indirectly by him (the “Sale”). Following the Sale, no shares of the Company’s Class B Common Stock remained outstanding. In connection with the Sale, Vintage also entered into an agreement to purchase shares from additional holders of the Company’s securities, including the holder of the Company’s exchangeable shares and Special Voting Preferred Stock. In connection with the additional purchases, the Company redeemed the Special Voting Preferred Stock, leaving the Company’s Class A Common Stock as the only class of securities outstanding following the Sale. The Sale was completed on August 3, 2018 (the “Closing”).

In connection with the Sale, Mr. Hewitt agreed to tender his resignation to the Company’s Board of Directors (the “Board”) and agreed to cause the following members of the Board previously elected to the Board by Mr. Hewitt to tender their resignations to the Board, in each case, effective upon the Closing: Gordon D’Angelo, Ellen M. McDowell, Nicole Ossenfort and John Seal (together with Mr. Hewitt, the “Class B Directors”). Following the Sale, the Company decreased the size of the Board to five members with one vacancy.

Also in connection with the Sale and at the request of Vintage, the Company agreed that the Board would take all necessary action to increase the size of the Board to nine directors, resulting in five vacancies. On August 9, 2018, the Company received a written consent executed by a majority of the outstanding shares of the Company’s Class A Common Stock (the “Written Consent”) electing five persons as directors of the Company to serve until the Company’s next annual meeting of stockholders and until their successors are duly elected and qualified. The Company’s action to increase the size of the Board to nine directors will become effective on the date immediately prior to the effective date of the Written Consent, which is expected to be effective at the close of business on the tenth day following the dissemination of this Information Statement to the Company’s stockholders.

Voting Securities

Each holder of the Company’s Class A Common Stock issued and outstanding at the close of business on August 10, 2018 (the “Record Date”) is entitled to cast one vote per share. The Company’s Class A Common Stock is the Company’s only class of securities outstanding. As of the Record Date, there were 14,030,075 shares of Class A Common Stock issued and outstanding. However, as described above, the Company is not soliciting proxies in connection with the matters described in this Information Statement.

Directors and Executive Officers

The following table sets forth information regarding the Company’s current executive officers and directors:

Current Executive Officers and Directors

Name	Age	Position(s)
Nicole Ossenfort	47	President and Chief Executive Officer
Michael S. Piper	55	Chief Financial Officer
Shaun York	36	Chief Operating Officer

Name	Age	Position(s)
Patrick A. Cozza	62	Director
Thomas Herskovits	71	Director
Lawrence Miller	69	Director
G. William Minner, Jr.	65	Director

Each of the directors listed above has been elected to serve until the next annual meeting of stockholders of the Company and until his successor is elected and qualified or until his earlier death, resignation, or removal.

The following is information concerning the backgrounds following the Closing of each of the executive officers, current directors, and proposed directors who are expected to become directors effective at the close of business on the tenth day following the dissemination of this Information Statement to the Company’s stockholders:

Current Executive Officers

Nicole Ossenfort.   Ms. Ossenfort has served as the President and Chief Executive Officer of the Company since February 2018. Ms. Ossenfort previously served as a director of the Company from November 2017 to February 2018 and again from May 2018 until August 2018 and as Vice President of the Company’s 360 Accounting Solutions business from April 2017 to October 2017.  Ms. Ossenfort also has been a franchisee of Liberty Tax Service since 2002 with offices in South Dakota and Wyoming and was an Area Developer from 2004 to September 2017.  Ms. Ossenfort was employed in public accounting as an auditor at McGladrey & Pullen from 1994 to 1996.

Michael S. Piper. Mr. Piper has served as our Chief Financial Officer since June 2018. Since January 2018 and prior to rejoining the Company, Mr. Piper served as Chief Financial Officer of CDYNE Corporation, a web service solution provider and as a consultant to the Company from October 2017 through December 2017. Mr. Piper previously served as the Company’s Vice President of Financial Products from December 2014 to September 2017. In addition, from August 2004 to December 2014, Mr. Piper served the Company in other roles, including Director of Finance and Director of Financial Products. Prior to initially joining the Company and from July 2002 to August 2004, Mr. Piper served as Associate Vice President of Finance for Amerigroup Corporation.

Shaun York. Mr. York has served as the Chief Operating Officer of the Company since February 2018. Mr. York has been involved with the Company since 2003 when he started working with the Central Florida Area Developers.  He joined the Company as a franchisee in October of 2003.  Currently he owns multiple franchise locations in the Tampa, Florida area.  Over the last ten years, Mr. York has been an Area Developer in Tampa, Polk County and Brevard County in Florida and in Birmingham, Alabama (the latter of which was sold in 2016). Over the past five years, Mr. York has periodically worked as a consultant or an employee of the Company, serving in various operations roles.

Current Directors

Patrick A. Cozza. Mr. Cozza, age 62, has served as a Director of the Company since May 2018 and is senior strategic advisor and managing partner of Cozza Enterprises, LLC, a firm that provides strategic consultation and executive coaching services, a position he has held since January 2014. Mr. Cozza also serves as an Adjunct Professor - Finance, Accounting, Tax,

Wealth Management and International Business at Silberman College of Business, Fairleigh Dickinson University. Mr. Cozza was formerly Chairman and Chief Executive Officer of HSBC Insurance North America, which operated four insurance companies with operations in the United States, Canada, India and the United Kingdom, from January 2004 to December 2014. Concurrently, Mr. Cozza served as Senior Executive Vice President, Retail Banking and Wealth Management - North America for HSBC from January 2011 to December 2014, and previously served as Group Executive, Taxpayer Financial Services, and North America and Mexico Insurance for HSBC from January 2002 to December 2004. HSBC Holdings plc is one of the world’s largest banking and financial services organizations. Mr. Cozza was also Chief Executive Officer of Taxpayer Financial Services from 2000 to 2002 and Director of Insurance Integration for Household International from 1998 to 2000 and held a variety of senior leadership positions, including Chief Financial Officer, Chief Operating Officer and President of the Beneficial Insurance Group of Beneficial Corporation from 1985 to 1998. Mr. Cozza serves on the Boards of Directors of Scottish Re Life Insurance Company, Ocoee Insurance Company, the National Association of Corporate Directors New Jersey Chapter, Junior Achievement of New Jersey and the Silberman College of Business at Fairleigh Dickinson University. Mr. Cozza provides substantial management, leadership and strategic business experience and expertise to the Board of Directors. Mr. Cozza received a B.S. from Seton Hall University and an M.B.A. from Fairleigh Dickinson University.

Thomas Herskovits. Mr. Herskovits, age 71, served as a Director of the Company from October 2015 until November 2017 and was reappointed by John T. Hewitt to serve as a Director in March 2018. Since 2014, Mr. Herskovits has been managing director and operating partner of Feldman Advisors, a middle market investment banking firm based in Chicago, and since 1996, he has managed private investments through Herskovits Enterprises. From 2013 through February 2014, he was CEO of WinView, Inc., a technology company. He served on the Board of Directors of that privately-held company from 2012 to 2015. He previously served as non-operating Chairman of the Board of Directors of Natural Golf Corporation, a golf equipment and instruction company, as President & CEO of Specialty Foods, and as President of Kraft Dairy and Frozen Products. Mr. Herskovits’ management, finance and consumer products backgrounds provide substantial additional expertise to the Board. Mr. Herskovits qualifies as an audit committee financial expert under SEC rules. Mr. Herskovits received a B.S. in Architecture and Finance and an M.B.A. in Finance and Marketing from Syracuse University.

Lawrence Miller. Mr. Miller, age 69, has served as a Director of the Company since May 2018 and is the founder and Vice Chairman of the Board of Directors of StoneMor Partners L.P., an owner and operator of cemeteries and funeral homes in the United States. From April 2004 to May 2017, Mr. Miller was Chairman of the Board, President and Chief Executive Officer of StoneMor Partners L.P. He also served as the Chief Executive Officer and President of Cornerstone Family Services from March 1999 through April 2004. Prior to joining Cornerstone, Mr. Miller was employed by The Loewen Group, Inc. (now known as the Alderwoods Group, Inc.), where he served in various management positions, including Executive Vice President of Operations from January 1997 until June 1998, and President of the Cemetery Division from March of 1995 until December 1996. Prior to joining The Loewen Group, Mr. Miller served as President and Chief Executive Officer of Osiris Holding Corporation, a private consolidator of cemeteries and funeral homes of which Mr. Miller was a one-third owner, from November 1987 until March 1995, when Osiris was sold to The Loewen Group. Mr. Miller served as President and Chief Operating Officer of Morlan International, Inc., one of the first publicly traded cemetery and funeral home consolidators from 1982 until 1987, when Morlan was sold to Service Corporation International. Mr. Miller brings to the Board of Directors extensive operating and managerial expertise, excellent leadership skills and significant experience in advancing growth strategies, including acquisitions and strategic alliances. Mr. Miller received a B.B.A and an M.B.A. in Finance from Temple University.

G. William Minner, Jr. Mr. Minner, age 65, has served as a Director of the Company since February 2018. Since 1996, Mr. Minner has served as a contract Chief Financial Officer and consultant with responsibilities for finance and administration to over 25 companies. From June 1991 to December 1995, Mr. Minner served as Chairman, President and Chief Executive Officer of Suburban Federal Savings Bank in Collingdale, Pennsylvania. From December 1988 to May 1991, Mr. Minner served in various positions with Atlantic Financial Savings, F.A., including Senior Vice President - Credit and First Vice President - Loan Workout. Previously, Mr. Minner served as Audit Manager and Controller for the mortgage subsidiary of Magnet Bank, FSB from July 1984 to December 1988. Mr. Minner is a Certified Public Accountant. Mr. Minner has substantial experience in the financial services industry, including banking, lending, risk management, treasury management, financial analysis, SEC reporting, taxation, accounting and commercial real estate development. Mr. Minner received an M.B.A. and M.S. from Marshall University.

Proposed Directors

Brian R. Kahn. Mr. Kahn, age 44, founded and has served as the investment manager of Vintage and its predecessor, Kahn Capital Management, LLC, since 1998. Vintage is a value-oriented, operations-focused, private and public equity investor specializing in the consumer, aerospace and defense, and manufacturing sectors. Mr. Kahn was the Chairman of the board of directors of API Technologies Corp. (“API Technologies”), a designer and manufacturer of high performance systems, subsystems, modules and components for technically demanding RF, microwave, millimeter wave, electromagnetic, power and security applications, from January 2011 until April 2016; he also served as Chief Executive Officer from January 2011 to August 2012. Since January 2018, Mr. Kahn has been a director of Babcock & Wilcox Enterprises, Inc. (“Babcock & Wilcox”), a global leader in energy and environmental technologies and services for the power and industrial markets. From May 2014 until August 2015, Mr. Kahn was a director of Aaron’s, Inc., a leader in the sales and lease ownership and specialty retailing of residential furniture, consumer electronics, home appliances and accessories. From October 2011 to July 2012, Mr. Kahn was a director of Integral Systems, Inc., a provider of products, systems and services for satellite command and control, telemetry and digital signal processing, data communications, enterprise network management and communications information assurance. From September 2009 to April 2010, Mr. Kahn was the Chairman of White Electronic Designs Corporation, a provider of sophisticated multi-chip semiconductor packages, high-efficiency memory devices and build-to-print electromechanical assemblies for defense and aerospace applications. Mr. Kahn received a B.A. from Harvard University.

Andrew M. Laurence. Mr. Laurence, age 43, is a partner of Vintage. Mr. Laurence joined Vintage in January 2010 and is responsible for all aspects of its transaction sourcing, due diligence and execution. Mr. Laurence served as Corporate Secretary of API Technologies from January 2011 until February 2016; he also served as Vice President of Finance and Chief Accounting Officer from January 2011 to June 2011. Since January 2015, Mr. Laurence has been a director and member of the audit committee of IEC Electronics Corp., a provider of electronic manufacturing services to advanced technology companies that produce life-saving and mission critical products for the medical, industrial, aerospace and defense sectors. Since 2013, Mr. Laurence has also served as a director of Energes Services, LLC, an oilfield services company located in Colorado. He is also the Manager of East Coast Welding & Fabrication, LLC and a director of Beth Israel Deaconess Hospital - Milton. Mr. Laurence received a B.A. from Harvard University.

Matthew Avril. Mr. Avril, age 57, is a self-employed consultant. He is currently a member of the strategic advisory board of Vintage. Since January 2018, he has been a director of Babcock & Wilcox. From November 2016 to March 2017, he served as Chief Executive Officer of Diamond Resorts International, Inc., a company in the hospitality and vacation ownership industries. From July 2014 until June 2016, Mr. Avril was a director of Aaron’s, Inc. From March 2011 to April 2016, Mr. Avril was a director of API Technologies. From February 2015 to March 2016, he was consultant to and Chief Executive Officer-elect for Vistana Signature Experiences, Inc. (“Vistana”), a vacation ownership business. Previously, he served as President, Hotel Group, for Starwood Hotels & Resorts Worldwide, Inc. (“Starwood”), an international hotel and leisure company, from August 2008 to July 2012. From 2002 to 2008, he served in a number of executive leadership positions with Starwood, and from 1989 to 1998, held various senior leadership positions with Vistana. Mr. Avril is a Certified Public Accountant (inactive status). Mr. Avril received a B.S. from the University of Miami.

Bryant R. Riley. Mr. Riley, age 51, has served as Chief Executive Officer and Chairman of B. Riley Financial, Inc. (“B. Riley”), a leader in providing a diverse suite of financial services and solutions for public and private companies as well as high net worth individuals, since June 2014, and as a director since August 2009. Since July 3, 2017, Mr. Riley has served as Co-Chief Executive Officer of B. Riley FBR, Inc. (formerly FBR Capital Markets & Co., LLC). Previously, Mr. Riley served as the Chairman of B. Riley & Co., LLC since founding the stock brokerage firm in 1997 and served as Chief Executive Officer of B. Riley & Co., LLC from 1997 to 2006. He also previously served as Chairman of DDi Corp from May 2007 to May 2012 and Chairman of Lightbridge Communications Corporation (“LCC”) from October 2009 to October 2015. He also previously served on the boards of Cadiz Inc. from April 2013 to June 2014, Strasbaugh from July 2010 to August 2013, and STR Holdings, Inc. from March 2014 to August 2014. He also served on the board of directors for several private companies. Mr. Riley received a B.S. from Lehigh University.

Kenneth M. Young. Mr. Young, age 54, currently serves as President of B. Riley. In addition, Mr. Young serves as Chief Executive Officer for B. Riley Principal Investments, a wholly-owned subsidiary of B. Riley, which acquires, invests and operates harvest opportunities across several verticals, including communications, media, construction, and retail, with a focus on maximizing cash flows through operational expertise. Mr. Young has served on the boards of Orion Energy Systems, Inc., a manufacturer of high quality, industry leading LED lighting products, since August 2017, Globalstar, Inc., a provider of mobile satellite services, since September 2015, and bebe stores, inc., a global brand clothing retailer, since January 2018. He also served on the boards of Proxim Wireless Corporation from December 2016 until July 2018, Special Diversified Opportunities Inc. from March 2015 until May 2017, where he also served on the compensation committee, and B. Riley from December 2014 to September 2016, where he was the chair of the audit committee and served on the compensation committees and governance committees. Mr. Young has 30 years of operational, executive and director experience primarily within the communications and finance industry. Previously, he served as Chief Marketing Officer and Chief Operating Officer of the Americas at LCC from 2006 to 2008 before serving as President and Chief Executive Officer from 2008 to 2016. Prior to joining LCC, Mr. Young held various senior executive positions with multiple corporations, including Liberty Media’s TruePosition Location Services subsidiary. Additionally, Mr. Young held senior positions within Cingular Wireless, SBC

Wireless, Southwestern Bell Telephone and AT&T as part of his 16-year tenure within the now combined AT&T Corporation. Mr. Young holds a B.S. from Graceland University and an MBA from the University of Southern Illinois.

Family Relationships

There are no family relationships among the Company’s officers and current directors.

Communications with the Board of Directors

Stockholders and other interested parties wishing to communicate with the Board, the non-employee directors, or an individual Board member concerning the Company may do so by writing to the Board, to the non-employee directors, or to the particular Board member, and mailing the correspondence to the Corporate Secretary, Liberty Tax, Inc., 1716 Corporate Landing Parkway, Virginia Beach, Virginia 23454. Please indicate on the envelope whether the communication is from a stockholder or other interested party. In addition, our Board members have made and may in the future make themselves available for consultation and direct communication with significant stockholders.

Board Attendance

The Board of Directors held 22 meetings during the fiscal year ended April 30, 2018 (“Fiscal 2018”). Each director attended at least 75% of all meetings of the Board and committees on which he or she served.

All Board members attended the Company’s Special Meeting of Stockholders held on May 29, 2018. With the exception of Messrs. Hewitt and Herskovits, all Board members attended the 2017 Annual Meeting of Stockholders. While the Company does not have a formal policy with respect to annual meeting attendance, directors are encouraged to attend all annual and special meetings of stockholders.

Committees of the Board of Directors and Corporate Governance

Our Board of Directors currently has four standing committees: the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Risk Committee. The responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our Board of Directors. The chart below reflects the current composition of each of the standing committees.

Name of Director	Audit	Compensation	Nominating and Corporate Governance	Risk Committee
Patrick A. Cozza	X	X(1)
Thomas Herskovits	X		X(1)
Lawrence Miller		X	X	X(1)
G. William Minner, Jr.	X(1)	X	X
(1) Chairperson.

Audit Committee

Our Audit Committee, which met ten times during Fiscal 2018, provides oversight of our accounting and financial reporting process, the audit of our financial statements and our internal control function. Among other matters, the Audit Committee assists the Board of Directors in oversight of the independent auditors’ qualifications, independence and performance; is responsible for the engagement, retention and compensation of the independent auditors; reviews the scope of the annual audit; reviews and discusses with management and the independent auditors the results of the annual audit and the review of our quarterly consolidated financial statements, including the disclosures in our annual and quarterly reports filed with the SEC; reviews and oversees risk management related to financial matters; establishes procedures for receiving, retaining and investigating complaints received by us regarding accounting, internal accounting controls or audit matters; approves audit and permissible non-audit services provided by our independent auditor; and reviews and approves related party transactions under Item 404 of Regulation S-K. In addition, our Audit Committee oversees our internal audit function.

All members of our Audit Committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and NASDAQ. Our Board of Directors has determined that Messrs. Cozza, Minner and Herskovits are audit committee financial experts as defined under the applicable rules of the SEC and NASDAQ Stock Market. The current members of the Audit Committee are listed above. The members of the Audit Committee during Fiscal 2018 were Robert Howard, Ross Longfield, John Garel, George Robson, and Messrs. Minner and Herskovits. All of the current members of our Audit Committee are, and the members who served on the Audit Committee during Fiscal 2018 were, independent directors as defined under the applicable rules and regulations of the SEC and NASDAQ. The Board has adopted a written Audit Committee Charter, which is available at the Company's website at www.libertytax.com or upon written request to the Corporate Secretary, Liberty Tax, Inc., 1716 Corporate Landing Parkway, Virginia Beach, Virginia 23454.

Compensation Committee

Our Compensation Committee, which met seven times during Fiscal 2018, adopts and administers the compensation policies, plans and benefit programs for our executive officers and all other members of our executive team. In addition, among other things, our Compensation Committee annually evaluates, in consultation with the Board of Directors, the performance of our Chief Executive Officer, reviews and approves corporate goals and objectives relevant to compensation of our Chief Executive Officer and other executives and evaluates the performance of these executives in light of those goals and objectives. Our Compensation Committee also adopts and administers our equity compensation plans.

The current members of the Compensation Committee are listed above. The members of the Compensation Committee during Fiscal 2018 were Steve Ibbotson and Messrs. Herskovits, Garel, Longfield, and Minner. All of the current members of our Compensation Committee are, and all of the members who served on the Compensation Committee during Fiscal 2018 were, independent under the applicable rules and regulations of the SEC and NASDAQ, and Section 162(m) of the Internal Revenue Code (the “Code”). The Board has adopted a written Compensation Committee Charter, which is available at the Company's website at www.libertytax.com or upon written request to the Corporate Secretary, Liberty Tax, Inc., 1716 Corporate Landing Parkway, Virginia Beach, Virginia 23454.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee, which met six times during Fiscal 2018, is responsible for, among other things, making recommendations regarding corporate governance, the composition of our Board of Directors, identification, evaluation and nomination of director candidates and the structure and composition of committees of our Board of Directors. The Nominating and Corporate Governance Committee is also responsible for considering candidates nominated by stockholders for election to the Board, evaluating the proposed candidates and making recommendations regarding the candidates to the Board. The Nominating and Corporate Governance Committee considers candidates for Board membership recommended by its members and other Board members, as well as by management and stockholders.  While there are no formal procedures for stockholders to submit director candidate recommendations, the Nominating and Corporate Governance Committee will consider candidates recommended in writing by stockholders entitled to vote in the election of directors. Such written submissions should include the name, address, and telephone number of the recommended candidate, along with a brief statement of the candidate's qualifications to serve as a director. All such stockholder recommendations should be submitted to the attention of the Company’s Secretary at the Company’s principal office located at Corporate Secretary, Liberty Tax, Inc., 1716 Corporate Landing Parkway, Virginia Beach, Virginia 23454 and must be received in a reasonable time prior to the next annual election of directors to be considered by the Nominating and Corporate Governance Committee. Any director candidate recommended by a stockholder will be reviewed and considered by the Nominating and Corporate Governance Committee in the same manner as all other director candidates based on the qualifications described in this section. In addition, our Nominating and Corporate Governance Committee oversees our Corporate Governance Guidelines, approves our Committee charters, oversees compliance with our code of business conduct and ethics, reviews actual and potential conflicts of interest of our directors and officers other than related party transactions reviewed by the Audit Committee and oversees the Board self-evaluation process.

In evaluating candidates for election to the Board, the Nominating and Corporate Governance Committee takes into account the qualifications of the individual candidate as well as the composition of the Board as a whole. In nominating candidates, the Committee takes into consideration the qualifications for directors included in the Board Charter and Corporate Governance Guidelines and such other factors as it deems appropriate. These factors may include judgment, skill, diversity, experience with businesses and other organizations of comparable size, the interplay of the candidate’s experience with the experience of other Board members, and the extent to which the candidate would be a desirable addition to the Board and any committees of the Board. Pursuant to its Charter, the Nominating and Corporate Governance Committee has the authority to retain consultants or search firms to identify director candidates.

     The current members of the Nominating and Corporate Governance Committee are listed above. The members of the Nominating and Corporate Governance Committee during Fiscal 2018 were Messrs. Herskovits, Howard, Longfield, Garel, Ibbotson and Robson. All of the current members of our Nominating and Corporate Governance Committee are, and all members who served on the Nominating and Corporate Governance Committee during Fiscal 2018 were, independent under the rules and regulations of NASDAQ. The Board has adopted a written Nominating and Corporate Governance Committee Charter, which is available at the Company’s website at www.libertytax.com or upon written request to the Corporate Secretary, Liberty Tax, Inc., 1716 Corporate Landing Parkway, Virginia Beach, Virginia 23454.

Risk Committee

Our Risk Committee, which met three times during Fiscal 2018, is responsible for, among other things, risk governance structure, risk management, and review of operational risk assessment guidelines and policies. In addition, our Risk Committee oversees the performance of the internal compliance department, evaluates and reports on the adequacy of our system of internal controls and processes governing all aspects of compliance operations. Our Risk Committee is also responsible for assisting the Board of Directors in its oversight and review of information regarding our risk management approach. Certain Class B Directors served on the Risk Committee during Fiscal 2018.

Director Independence and Board Structure

Our Board of Directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Based on the review of each director's background, employment and affiliations, including family relationships, the Board of Directors has determined that our four current directors are “independent” under the applicable rules and regulations of the SEC and NASDAQ. The independent directors are Messrs. Cozza, Herskovits, Miller and Minner (the “Independent Directors”). The former directors that served during Fiscal 2018 and were deemed independent were Messrs. Garel, Ibbotson, Longfield and Robson. In making this determination, our Board of Directors considered the current and prior relationships that each non-employee director has with the Company and all other facts and circumstances our Board of Directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock.

Regarding the Class B Directors, during Fiscal 2018, Mr. Hewitt was not deemed independent as a result of his service as our Chairman of the Board and controlling stockholder, Ms. McDowell was not deemed independent as a result of her familial relationship with Mr. Hewitt, Ms. Ossenfort was not deemed independent as a result of her position as President and Chief Executive Officer of the Company and her operation of franchises and area developer territories of the Company, Mr. D’Angelo was not deemed independent as a result of his prior employment status with the Company and Mr. Seal was not deemed independent as a result of his relationships with the Company.

Mr. Hewitt served as our Chairman of the Board of Directors during Fiscal 2018 and recently resigned as Chairman and a director. The Board of Directors has not yet determined a replacement Chairman; however, the Board expects that the replacement Chairman will be independent. The Board historically has not designated a “lead independent director,” but the Company’s Board of Directors Charter and Governance Guidelines provide that the Board may, at its election, select an independent director to serve as lead independent director. The Board has determined that it is in the best interest of the Company’s stockholders at this time for the positions of Chairperson of the Board and Chief Executive Officer to be separated.

       The Risk Committee was established to have oversight responsibility of the Company’s risk governance structure, risk management and to monitor the Company's operational risks. However, the Board of Directors expects the Company’s management to take primary responsibility for identifying material risks the Company faces and communicating them to the Risk Committee and to the Board, developing and implementing appropriate risk management strategies responsive to those risks with oversight from the Risk Committee, and integrating risk management into the Company's decision-making processes. The Board of Directors regularly reviews information regarding the Company’s credit, liquidity and operational risks as well as strategies for addressing and managing these risks. Certain other committees of the Board, such as the Audit and Compensation Committees, manage risks within their area of responsibility. In particular, the Audit Committee monitors financial, credit and liquidity risk issues, and the Compensation Committee monitors the Company's compensation programs so that those programs do not encourage excessive risk-taking by Company employees.

Executive Sessions of Independent Directors

Our Independent Directors meet in regularly scheduled executive sessions without management present.

 Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our officers and directors, and beneficial owners of more than 10% of our Class A Common Stock, to file with the SEC reports detailing their ownership of our common stock and changes in such ownership. Officers, directors and greater than 10% beneficial owners are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

There were no late filings of Section 16(a) reports during Fiscal 2018 by our executive officers and directors who served during Fiscal 2018.

Code of Conduct

All directors, officers and employees of the Company must adhere to the ethical standards as set forth in the Liberty Tax, Inc. Code of Conduct (the “Code of Conduct”), which was recently amended in July 2018 to address policies and procedures including, but not limited to, conflicts of interests and related party transactions. The fundamental principles outlined in the Code of Conduct serve as a guide for matters, including but not limited to, adhering to ethical standards in day to day activities, engaging in fair dealings and best business practices, complying with state, federal and foreign laws, identifying conflicts of interest, ensuring financial integrity and reporting violations of the Code of Conduct. There are many resources in which potential violations of the Code of Conduct may be reported as well as related concerns or to seek guidance on ethical matters through in-person, email and telephone communications. The Company has established a Code of Conduct Hotline and reports of possible violation can be made to the Human Resources Department, the Compliance Department through the Hotline at 877-472-2110 or by email at www.lighthouse-services.com/libtax.

The Code of Conduct is available upon written request directed to the Corporate Secretary in writing at 1716 Corporate Landing Parkway, Virginia Beach, Virginia 23454, Attention: Corporate Secretary, or by email at kathleen.curry@libtax.com.

Compensation Committee Interlocks and Insider Participation

Messrs. Minner, Herskovits, Longfield, Garel and Ibbotson served as members of our Compensation Committee during Fiscal 2018. No member of our Compensation Committee was, or was formerly, an officer or employee of the Company during Fiscal 2018. None of our executive officers served during Fiscal 2018 as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or Compensation Committee.

Non-Employee Director Compensation

        Non-employee director compensation is reviewed and approved by the Board based on the recommendations of the Compensation Committee of the Board. The Compensation Committee periodically reviews non-employee director compensation in an effort to determine if the Company pays competitive compensation to attract and retain highly-qualified directors. In Fiscal 2018, non-employee directors received the option of an annual retainer of $45,000 or an equal amount of compensation in the form of restricted stock. In addition, for those directors who served on the Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and Risk Committee, members received annual retainers of $10,000, $7,500, $5,000 and $5,000, respectively, and the chairpersons received annual retainers of $20,000, $10,000, $7,500 and $7,500, respectively. Our committee members are also entitled to receive this cash compensation in the form of restricted stock, if they so elect. For Fiscal 2018, we also granted each of our non-employee directors stock-based compensation in the form of stock options and restricted stock units (“RSUs”) in a total combined approximate annual value of $65,000. Non-employee director compensation is unchanged for the fiscal year ending April 30, 2019.

The table below sets forth all compensation paid to our non-employee directors for Fiscal 2018. Information regarding Mr. Hewitt’s and Ms. Ossenfort’s compensation for Fiscal 2018 is included under “Executive Compensation.” For the purposes of this Information Statement, because Mr. D'Angelo did not participate in the executive bonus plan of the Company, he was treated for Board compensation purposes as a non-employee member of the Board of Directors.

Name	Fees Earned or Paid in Cash	Stock Awards (1) (2)	Option Awards (3) (4)	All Other Compensation (5)	Total
Gordon D'Angelo	$45,000	$21,669	$43,333	36,045	$146,047
John R. Garel (6)	52,500	—	—	—	52,500
Thomas Herskovits (7)	55,878	—	—	50,000	105,878
Robert M. Howard (8)	45,000	—	—	—	45,000
Steven Ibbotson (9)	45,000	—	—	—	45,000
Ross N. Longfield (10)	72,886	21,669	43,333	—	137,888
Ellen M. McDowell (11)	52,500	21,669	43,333	—	117,502
G. William Minner, Jr. (12)	26,959	—	—	25,000	51,959
George T. Robson (13)	52,500	—	—	—	52,500
John Seal	22,500	21,669	43,333		87,502

(1)
Amounts in this column reflect the grant date fair value of the restricted stock and RSUs granted to each non-employee director under the Company’s 2011 Equity and Cash Incentive Plan, calculated in accordance with FASB Accounting Standards Codification Topic 718 (“ASC Topic 718”), based on the fair market value, as determined by the Board of Directors, of the Company's stock on the effective date of grant. Assumptions used in the calculation of these amounts for Fiscal 2018 are based on the Black-Scholes model for options and the grant date price for RSUs.

(2)
The value reported in the “Stock Awards” column represents RSUs granted to directors which generally vest and become subject to settlement 12 months after the date of grant. Each RSU represents the right to receive upon settlement of one share of the Company’s Class A Common Stock. The aggregate amount of RSUs outstanding as of April 30, 2018 for each of Messrs. D’Angelo, Hewitt, Longfield, Seal, and Ms, McDowell was 1,988 RSUs. For each of the awards, the grant date fair value of these awards is calculated using the closing price of the Company's common stock on the date prior to grant.

(3)
Amounts in this column reflect the grant date fair value of the options granted to each director, under the Company's 2011 Equity and Cash Incentive Plan calculated in accordance with ASC Topic 718, based on the fair market value, as determined by the Board of Directors of the Company's stock on the date of grant.

(4)
The aggregate number of option awards outstanding as of April 30, 2018 for each director was as follows: Mr. D'Angelo, 44,916 options; Mr. Garel, no options; Mr. Herskovits, no options; Mr. Howard, no options; Mr. Ibbotson, no options; Mr. Longfield, 46,814 options; Ms. McDowell, 46,814 options; Mr. Minner, no options; Mr. Robson, no options; and Mr. Seal, 14,069 options.

(5)
The amounts for Messrs. Hersokvits and Minner represent cash payments upon their appointment to the Board of Directors. The amount for Mr. D’Angelo represents additional compensation for services rendered in addition to his normal duties as a member of the Board of Directors.

(6)
Mr. Garel resigned effective December 2017. Fees earned for Mr. Garel include a $33,750 annual board retainer fee, a $7,500 Audit Committee member retainer fee, a $5,625 Compensation Committee member retainer fee, and a $5,625 Nominating and Corporate Governance Committee chairman retainer fee.

(7)
Mr. Herskovits was removed from the Board effective November 2017 and reappointed in March 2018. Fees earned for Mr. Herskovits include a $38,174 annual board retainer fee, a $983 Audit Committee member retainer fee, a $6,608 Compensation Committee member retainer fee (chairman from March 2018 through end of Fiscal 2018), a $4,488 Nominating and Corporate Governance Committee member retainer fee (chairman from March 2018 through end of Fiscal 2018), a $5,625 Risk Committee member retainer fee, and a cash payment of $50,000 in connection with this appointment to the Board.

(8)
Mr. Howard was removed from the Board effective November 2017. Fees earned for Mr. Howard include a $33,750 annual board retainer fee, a $7,500 Audit Committee member retainer fee and a $3,750 Nominating and Corporate Governance Committee member retainer fee.

(9)
Mr. Ibbotson resigned from the Board effective December 2017. Fees earned for Mr. Ibbotson include a $33,750 annual board retainer fee, a $7,500 Compensation Committee chairman retainer fee, and a $3,750 Nominating and Corporate Governance Committee member retainer fee.

(10)
Fees earned for Mr. Longfield include a $45,000 annual board retainer fee, a $18,006 Audit Committee member retainer fee (chairman from November 2017 through February 2018), a $2,001 Compensation Committee member retainer fee (chairman in February 2018), a $5,379 Nominating and Corporate Governance Committee member retainer fee (chairman from February 2018 through March 2018), and a $2,500 Risk Committee chairman retainer fee (chairman from February 2018 through end of Fiscal 2018).

(11)	Fees earned for Ms. McDowell include a $45,000 annual board retainer fee and a $7,500 Risk Committee member retainer fee.

(12)
Mr. Minner was appointed to the Board effective February 2018. Fees earned for Mr. Minner include a $20,225 annual board retainer fee, a $3,988 Audit Committee chairman retainer fee (chairman from February 2018 through end of Fiscal 2018), a $1,749 Compensation Committee member retainer fee (chairman from February 2018 through March 2018), a $997 Nominating and Corporate Governance Committee member retainer fee, and a cash payment of $25,000 in connection with his appointment to the Board.

(13)
Mr. Robson retired from the Board effective November 2017. Fees earned for Mr. Robson include a $33,750 annual board retainer fee, a $15,000 Audit Committee member chairman fee, and a $3,750 Nominating and Corporate Governance Committee member retainer fee.

Compensation Discussion and Analysis

        Our compensation discussion and analysis for Fiscal 2018 (the “CD&A”), discusses the compensation for our “named executive officers” set forth in detail in the Fiscal 2018 Summary Compensation Table and the other tables and accompanying footnotes that follow this section. This section explains our executive compensation philosophy, objectives and design, our compensation-setting process, our executive compensation program components and the decisions made in Fiscal 2018 for our named executive officers.

      Our named executive officers during Fiscal 2018 consisted of the following individuals:

Name	Position(s)
Nicole Ossenfort	President and Chief Executive Officer
Michael S. Piper (1)	Vice President, Chief Financial Officer
Shaun York	Vice President, Chief Operating Officer
John T. Hewitt (2)	Former Chairman, Chief Executive Officer and President
Edward L. Brunot (3)	Former President and Chief Executive Officer and President
Kathleen E. Donovan (4)	Former Vice President, Chief Financial Officer
Nicholas E. Bates (5)	Former Vice President, Chief Financial Officer
Vanessa M. Szajnoga (6)	Former Vice President, General Counsel
Richard G. Artese (7)	Former Vice President, Chief Information Officer

(1)	Mr. Piper left the Company as Vice President of Financial Products in September 2017 and rejoined as Chief Financial Officer in June 2018.

(2)	Mr. Hewitt left the Company as Chief Executive Officer in September 2017 and resigned as Chairman of the Board in August 2018.

(3)	Mr. Brunot left the Company in February 2018.

(4)	Ms. Donovan left the Company as Chief Financial Officer in December 2017.

(5)	Mr. Bates left the Company in June 2018.

(6)	Ms. Szajnoga left the Company in February 2018.

(7)	Mr. Artese left the Company in February 2018.

Compensation overview and objectives

We strive to establish compensation practices that attract, retain and reward our senior management, and strengthen the mutuality of interests between our senior management and our stockholders. We believe that the most effective executive compensation program is one that is conservative, but competitive, and that aligns the compensation of our senior management with the creation of stockholder value. Under the oversight of the Compensation Committee, we have developed and implemented a pay-for-performance executive compensation program that rewards senior management for the achievement of certain financial performance objectives. We achieve the philosophies of pay-for-performance and alignment of senior management compensation with stockholder value creation primarily by providing a substantial portion of each executive's total annual compensation through annual performance bonuses and grants of long-term equity compensation. For Fiscal 2018, the Compensation Committee tied the level of potential bonus payments for each of the named executive officers solely to company-wide financial performance objectives.

Analysis of Risk Associated with Compensation Policies and Practices

The Compensation Committee oversees an annual review of our compensation programs to determine whether such programs encourage excessive risk-taking by our employees. Management and the Compensation Committee participated in the review, which included identification of the relevant compensation policies and practices, review of potential related risks, and analysis of risk-mitigating factors, including the Company’s system of internal controls and oversight. The Compensation Committee determined that the potential risks arising from our compensation programs are not reasonably likely to have a material adverse effect on the Company. In making this determination, the Compensation Committee took into account the structure of our compensation programs, the amount of cash compensation available to employees in the form of base salary, the involvement of the Compensation Committee in setting compensation for executive officers and in particular for those individuals who can commit the Company’s capital or who manage the Company’s risk, and the oversight of the Board of Directors in monitoring certain risk tolerances and internal controls.

Determination of compensation

Our Compensation Committee is responsible for determining our compensation and benefit plans generally and has established and reviewed all compensatory plans and arrangements with respect to our named executive officers. The Compensation Committee meets not less than four times annually to specifically review and determine adjustments, if any, to all elements of compensation, including base salary, annual bonus compensation and long-term equity awards. The Compensation Committee annually evaluates the achievement of performance goals for the prior fiscal year and sets new performance goals for the current fiscal year. The Compensation Committee also meets additionally as needed to discuss compensation-related matters as they arise during the year. The Compensation Committee is also responsible for reviewing and approving total compensation packages for new executive officers, as well as severance payments for departing executive officers.

     In addition, with respect to the compensation of our named executive officers, other than our Chief Executive Officer, the Compensation Committee seeks the input and recommendation of our Chief Executive Officer. Our Chief Executive Officer reviews each other named executive officer’s overall performance and contribution to the Company at the end of each fiscal year and makes recommendations regarding their compensation to the Compensation Committee. Our Chief Executive Officer’s compensation is determined solely by the Compensation Committee. Our Chief Executive Officer does not participate in any formal discussion with the Compensation Committee regarding his or her compensation.

        The Compensation Committee does not generally rely on formulaic guidelines for determining the mix or levels of cash and equity-based compensation, but rather maintains a flexible compensation program that allows it to adapt components and levels of compensation to motivate and reward individual executives within the context of our desire to attain certain strategic and financial goals. Subjective factors considered in compensation determinations include an executive’s skills and capabilities, contributions as a member of the executive management team, contributions to our overall performance and the sufficiency of total compensation potential and structure to ensure the retention of an executive when considering the compensation potential that may be available elsewhere.

In December 2018, the Compensation Committee engaged Pearl Meyer & Partners LLC (“Pearl Meyer”), an independent compensation consultant, to provide a limited assessment of board leadership compensation and management equity competitiveness. As part of that engagement Pearl Meyer provided an assessment to the Committee on peer group practices related to board leadership compensation and various approaches for management equity grants.

Pearl Meyer was re-engaged by the Committee in April 2018 to provide a complete market analysis and assessment of the competitiveness of the Company’s executive compensation program. As part of its engagement, Pearl Meyer assisted the Compensation Committee in reviewing the compensation paid by a peer group of companies to assess the competitiveness of the compensation of our executives. The peer group selected by the Compensation Committee, in consultation with Pearl Meyer, for purposes of evaluating compensation of the executives consisted of sixteen publicly-traded companies chosen because of their comparable revenues and/or market capitalization, status and size as franchisors, and/or their participation in our industry or similar industries. The peer group consisted of the following companies:

•	K12, Inc.

•	CBIZ, Inc.

•	1-800-FLOWERS.COM, Inc.

•	Resources Connection, Inc.

•	Blucora, Inc.

•	Strayer Education Inc.

•	American Public Education, Inc.

•	GP Strategies Corporation

•	Capella Education Company

•	Nutrisystem, Inc.

•	Rosetta Stone Inc.

•	Carriage Services, Inc.

•	Franklin Covey Co.

•	RE/MAX Holdings, Inc.

•	PRGX Global, Inc.

•	Cambium Learning Group, Inc.

In connection with the April 2018 compensation study by Pearl Meyer, the Compensation Committee approved and the Company entered into employment agreements with Messrs. Piper and York and Ms. Ossenfort, as further described in “Individual Compensation Arrangements with Named Executive Officers.”

Base Salary

        The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive's skill set, experience, role and responsibilities. Base salary amounts are established at the time of each named executive officer's initial employment with the Company, but are subject to upward adjustment by the Compensation Committee after its consideration of, among other factors, the scope of the executive's responsibilities, individual performance for the prior year, the mix of fixed compensation to overall compensation and consistency with what the Compensation Committee considers to be the market standard for compensation paid to similarly-situated executives at other companies.

Annual Bonuses

The Company has an annual performance bonus plan (a short-term cash incentive bonus plan with annual financial, and in some cases, individual performance goals), through which we provide for cash bonus awards to certain of our senior employees, including all of our named executive officers. Annual bonuses, which are generally paid during June for the prior fiscal year’s performance, are intended to compensate executives for achieving annual company-wide financial goals and, in some instances, individual performance goals. Under our bonus plan, our Compensation Committee establishes a target bonus amount (expressed as a percentage of base salary) for each of our executives that would become payable upon the achievement of our corporate performance metrics, subject to the Compensation Committee discretion. Actual bonuses were to be based upon the achievement of the applicable performance objectives. No bonuses were to be earned under the bonus plan unless income before income taxes exceeded the prior year’s income before income taxes. Our Compensation Committee also had the discretion to award an additional bonus to the extent that the Company exceeded the target performance metrics.

The target bonus amounts for each named executive officer for Fiscal 2018 is set forth below:

Name	Systemwide Revenue	Revenue	Income Before Income Taxes	Total target Bonus as Percentage of Base Salary
Nicole Ossenfort	25%	25%	50%	80%
Michael S. Piper	25%	25%	50%	80%
Shaun York	25%	25%	50%	80%
John T. Hewitt	25%	25%	50%	100%
Edward L. Brunot	25%	25%	50%	100%
Kathleen E. Donovan	25%	25%	50%	50%
Nicholas E. Bates	25%	25%	50%	50%
Vanessa M. Szajnoga	25%	25%	50%	50%
Richard G. Artese	25%	25%	50%	40%

With respect to annual bonuses, the named executive officers who departed during Fiscal 2018 were either ineligible to receive an annual bonus or received negotiated amounts through their separation agreements. For the named executive officers who were hired in February 2018, the Compensation Committee determined that it was inappropriate to measure performance under the Company’s annual bonus plan due to the fact that they were hired in the latter portion of Fiscal 2018.

Long-term equity compensation

1998 Stock Option Plan

        Originally effective as of May 1, 1998, and as subsequently extended effective May 1, 2008, our 1998 Stock Option Plan, or the 1998 Plan, was designed to assist in attracting, retaining and motivating employees, non-employee directors and other independent contractors of outstanding ability and to promote the identification of their interests with those of the stockholders of the Company. The 1998 Plan terminated on April 30, 2018 and no further grants may be made under the 1998 Plan.

2011 Equity and Cash Incentive Plan

        On August 26, 2011, in consideration of the benefits of long-term equity incentive awards and upon the recommendation of our Compensation Committee, our Board of Directors adopted the JTH Holding, Inc. 2011 Equity and Cash Incentive Plan (referred to as the “2011 Equity and Cash Incentive Plan” or the “2011 Plan”). The 2011 Plan was subsequently approved by our stockholders on August 30, 2011. The Plan provides us with the ability to utilize different types of equity incentive awards (compared to only the stock options available under the 1998 Plan) as a part of our overall compensation structure.

        Key features of the 2011 Plan include:

•	All stock options, stock appreciation rights and other purchase rights must have an exercise price that is not less than the fair market value of the underlying stock on the grant date.

•
The maximum number of shares of our Class A Common Stock remaining available for future issuance under the 2011 Plan is 1,546,489 (as of August 10, 2018, including shares that had been previously available under the 1998 Plan). The maximum number of shares of our Class A Common Stock that may be issued under the 2011 Plan may be issued under any type of award, including incentive stock options.

•	The 2011 Plan does not include any reload or “evergreen” share replenishment features.

•	Without stockholder approval, we may not reprice awards or repurchase awards that are subject to forfeiture or have not yet vested.

•	Any material amendments to the 2011 Plan require stockholder approval.

•	The 2011 Plan is administered by our Compensation Committee.

•
No dividends or dividend equivalents may be granted in connection with options, Stock Appreciation Rights (“SARs”) or other stock-based awards in the nature of purchase rights (as defined below). No dividends or dividend equivalents may be paid in connection with a performance-based award unless and until the underlying performance conditions are achieved, and any such dividends or dividend equivalents will accumulate (without interest) and become payable only at the time and to the extent the applicable award becomes payable or nonforfeitable.

        In determining the actual number of options awarded to our named executive officers, the Board of Directors considered our past grant practices and determined awards that were consistent with our overall compensation objectives. Those objectives include providing a substantial portion of named executive officer compensation in the form of long-term equity-based compensation and aligning our named executive officers' interests with those of our stockholders. Historically, the Board of Directors determined the actual number of options to be awarded to our named executive officers during a given fiscal year by assessing targeted long-term ownership levels and the relative percentage of total equity outstanding that each option grant represents. However, in Fiscal 2018, the Board did not make any option grants but did make certain retention grants and grants made in connection with employment agreements, as described below.

The Company has entered into compensation arrangements with the named executive officers, which are described in more detail below under the heading “Individual Compensation Arrangements with Named Executive Officers.”

Retirement Benefits

      Each of our named executive officers have the opportunity to participate in our 401(k) plan on the same basis as our other employees. We believe that the 401(k) plan provides an enhanced opportunity for our named executive officers to plan for and meet their retirement savings needs. This plan is a tax-qualified retirement plan designed to meet the requirements of Sections 401(a) and 401(k) of the Code. Under the 401(k) plan, participants may elect to make pre-tax savings deferrals of up to 86% of their compensation each calendar year, subject to annual limits on such deferrals (e.g., $18,000 in both the 2016 and 2017 calendar years) imposed by the Code. Participants who attain age 50 also may elect to make certain catch-up contributions, subject to a separate annual limit on such contributions ($6,000 in both the 2016 and 2017 calendar years) imposed by the Code.
We may, in our discretion on an annual basis, make a matching contribution with respect to a participant's elective deferrals and/or may make additional Company contributions. Historically, we have matched 50% of the amount contributed by a participant, up to 3% of the participant's bi-weekly compensation subject to applicable limits pursuant to Section 401(a)(17) of the Code. Each of our named executive officers participated in our 401(k) plan during Fiscal 2018 and received matching contributions.

Perquisites and Other Benefits

        In Fiscal 2018, our named executive officers were eligible to receive the same benefits, including life and health benefits, which were available to all employees.

Section 162(m) and the Material Terms of the Performance Goals

        The Compensation Committee has considered Section 162(m) of the Code when setting performance goals for our named executive officers. Section 162(m) of the Code generally set a limit of $1 million on the amount of compensation that we could deduct for federal income tax purposes in any given year with respect to the compensation of each of our named executive officers. However, certain “performance-based” compensation that complied with the requirements of Section 162(m) was not included in the calculation of the $1 million cap. The Compensation Committee has considered Section 162(m)’s conditions for deductibility when structuring compensation arrangements for our executive officers, including our named executive officers. However, we believe that the Compensation Committee needs flexibility to pursue its incentive and retention objectives, even if this means that we would not be able to deduct a portion of executive compensation.

Section 162(m) was amended on December 22, 2017 by the Tax Cuts and Jobs Act. Under the Tax Cuts and Jobs Act, Section 162(m) will now apply to each employee who serves as the Company’s principal executive officer or principal financial officer during the taxable year, each other employee for the Company who is among the three most highly compensated officers during such taxable year, and any other employee who was a covered employee of the Company for any preceding taxable year beginning after December 31, 2016. In addition, the exception under Section 162(m) for performance-based compensation will no longer be available for compensation paid by the Company in taxable years beginning after December 31, 2017, except for certain grandfathered performance-based compensation. The Compensation Committee will review the Tax Cuts and Jobs Act and its application and impact, if any, on the Company’s compensation program for the fiscal year ending April 30, 2019.

Compensation Committee Report

Management of the Company has prepared the CD&A and the Compensation Committee has reviewed and discussed the CD&A with management. Based on this review and discussion, the Compensation Committee recommended to the Board that the CD&A be included in this information statement.

Members of the Compensation Committee:

Patrick A. Cozza (Chair)

Lawrence Miller

G. William Minner, Jr.

FISCAL 2018 SUMMARY COMPENSATION TABLE

The following table summarizes information concerning the compensation awarded to, earned by, or paid for services rendered in all capacities by our named executive officers during the years ended April 30, 2018, 2017 and 2016. The compensation described in this table does not include medical, group life insurance or other benefits that are available generally to all of our salaried employees.

Name and Principal Position	Fiscal Year Ended April 30,	Salary ($)	Bonus ($)	Stock Awards ($) (1)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($) (3)	All Other Compensation ($) (4)	Total ($)
Nicole Ossenfort, President and Chief Executive Officer (7)	2018	124,615	—	—	—	—	385	125,000
Michael S. Piper, Vice President, Chief Financial Officer (8)	2018	160,259	—	—	—	—	448,737	608,996
	2017	237,893	—	350,003	—	—	7,137	595,033
	2016	222,769	60,000(5)	—	—	—	8,685	291,454
Shaun York, Vice President, Chief Operating Officer (9)	2018	77,446	—	—	—	—	3,276	80,722
John T. Hewitt, Chairman, President and Chief Executive Officer (10)	2018	229,699	—	—	—	—	803,541	1,033,240
	2017	524,350	—	287,494	862,500	—	15,731	1,690,075
	2016	1	—	—	—	—	—	1
Edward L. Brunot, President and Chief Executive Office (11)	2018	406,539	325,000(6)	324,996	600,013	—	1,001,873	2,658,421
Kathleen E. Donovan, Vice President, Chief Financial Officer (12)	2018	239,829	—	172,534	—	—	134,349	546,712
	2017	338,092	—	400,000	—	—	10,143	748,235
	2016	335,000	—	—	—	—	10,437	345,437
Nicholas E. Bates, Vice President, Chief Financial Officer (13)	2018	253,431	37,260(6)	474,520	—	—	6,263	771,474
Vanessa M. Szajnoga, Vice President, General Counsel (14)	2018	229,904	131,250(6)	431,238	—	—	460,835	1,253,227
	2017	260,160	—	350,003	—	—	7,598	617,761
	2016	166,702	—	26,207	153,900	—	5,141	351,950
Richard G. Artese, Vice President Chief Information Officer (15)	2018	194,522	67,980(6)	167,984	—	—	367,875	798,361
	2017	222,031	—	200,000	—	—	6,238	428,269
	2016	220,000	—	—	—	—	5,712	225,712

(1)
Amounts in this column reflect the grant date fair value of stock awards granted to each named executive officer under the Company’s 2011 Equity and Cash Incentive Plan, calculated in accordance with ASC Topic 718, based on the fair market value as determined by the Board of Directors, of the Company's stock on the date of the grant. Assumptions used in the calculation of these amounts for Fiscal 2018 are based on the Black-Scholes model for options and the grant date price for RSUs.

(2)
Amounts in this column reflect the grant date fair value of the options granted to each named executive officer under the Company's 2011 Equity and Cash Incentive Plan, calculated in accordance with ASC Topic 718, based on the fair market value, as determined by the Board of Directors, of the Company’s stock on the date of grant. Assumptions used in the calculation of these amounts for Fiscal 2018 are based on the Black-Scholes model for options and the grant date price for RSUs.

(3)	Amounts in this column were paid under the Company's annual cash bonus plans. No bonuses were paid in Fiscal 2018, 2017 or 2016.

(4)
For all individuals, these amounts reflect the Company’s matching contributions under its 401(k) plan. The 2018 amounts include severance/settlement payments for Mr. Piper of $445,000, Mr. York of $3,231, Mr. Hewitt of $801,005, Mr. Brunot of $999,999, Ms. Szajnoga of $450,000, and Mr. Artese of $360,000.

(5)	Mr. Piper was appointed as an executive officer in September 2014. The bonus amount for fiscal 2016 reflects a $60,000 retention bonus under the Company’s 2016 annual cash bonus plan.

(6)	The bonus amounts for Messrs. Brunot, Bates and Artese and Ms. Szajnoga for Fiscal 2018 reflect retention bonuses.

(7)
Ms. Ossenfort was appointed President and Chief Executive Officer in February 2018. In June 2018, Ms. Ossenfort entered into an employment agreement entitling her to an annual base salary of $450,000, a signing bonus of $225,000 payable in cash, RSUs valued at $325,000 as of grant date which vest in three equal installments over a three-year period, stock options valued at $325,000 as of grant date which vest in three equal installments over a three-year period, and a $75,000 relocation bonus, and a housing stipend of $2,000 per month for the period of February 2018 through April 2019. Ms. Ossenfort received $13,525 for serving on the Board in Fiscal 2018.

(8)
Mr. Piper left the Company as Vice President of Financial Products in September 2017 and rejoined as Chief Financial Officer in June 2018. In June 2018, Mr. Piper entered into an employment agreement entitling him to an annual base salary of $346,000, a signing bonus of $200,000 payable in cash, RSUs valued at $285,000 as of grant date which vest in three equal installments over a three-year period, and stock options valued at $175,000 as of grant date which vest in three equal installments over a three-year period.

(9)
Mr. York was appointed Chief Operating Officer in February 2018. In June 2018, Mr. York entered into an employment agreement entitling him to an annual base salary of $300,000, a signing bonus of $150,000 payable in cash, RSUs valued at $200,000 as of grant date which vest in three equal installments over a three-year period, stock options valued at $200,000 as of grant date which vest in three equal installments over a three-year period, and a $90,000 relocation bonus, and a housing stipend of $2,000 per month for the period of February 2018 through April 2019.

(10)	Mr. Hewitt was terminated as President and Chief Executive Officer in September 2017. Mr. Hewitt received $98,752 for serving on the Board in Fiscal 2018.

(11)	Mr. Brunot was appointed Chief Operating Officer in June 2017, President and Chief Executive Officer in September 2017, and was terminated in February 2018.

(12)
Ms. Donovan resigned as Chief Financial Officer in December of 2017. In December 2017, Ms. Donovan signed a three-month consulting agreement from January 2018 to March 2018 with a value of $172,525. Ms. Donovan’s consulting agreement was terminated in February 2018, and she received the full value of the agreement.

(13)	Mr. Bates was appointed Chief Financial Officer in December 2017 and left the Company in June 2018.

(14)	Ms. Szajnoga left the Company in February 2018.

(15)	Mr. Artese left the Company in February 2018.

Individual Compensation Arrangements with Named Executive Officers
Nicole Ossenfort, President and Chief Executive Officer
On February 19, 2018, Ms. Ossenfort was appointed as the Company’s President and Chief Executive Officer. At the time of Ms. Ossenfort’s appointment, the Compensation Committee had not determined the compensatory arrangements for Ms. Ossenfort. However, on March 16, 2018, the Compensation Committee approved an interim annual base salary for Ms. Ossenfort in the amount of $400,000 for services provided on and after February 19, 2018 while the Compensation Committee continued its evaluation and review of the Pearl Meyer market analysis and assessment of the overall competitiveness of the Company’s executive compensation program.
Following the Compensation Committee’s review of the findings of Pearl Meyer, on June 1, 2018, the Company entered into an employment agreement with Ms. Ossenfort. The initial term of the agreement is for one year and will be automatically extended for successive one-year periods following the end of the initial one-year term, unless either party gives the other written notice of non-renewal at least ninety (90) days prior to the expiration of the initial term or any additional term. Under Ms. Ossenfort’s employment agreement, she is entitled to an annual base salary of $450,000. Ms. Ossenfort also received a one-time signing bonus consisting of the following components: (i) $225,000 payable in cash, (ii) RSUs valued at $325,000 as of the date of grant which vest in three equal installments over a three-year period, and (iii) stock options valued at $325,000 as of the date of grant which vest in three equal installments over a three-year period. Ms. Ossenfort is also received $75,000 in relocation bonus, and is entitled to a housing stipend of $2,000 per month for the period of February 2018 through April 2019.Additionally, pursuant to her employment agreement, Ms. Ossenfort is entitled to an annual bonus with a target maximum of 80% of her base salary as of the last day of the previous fiscal year, if, as and when annual bonuses payable to other executive officers of the Company are paid.
The RSU awards and stock option awards as described above will be subject to the terms and conditions set forth in the applicable plan and award agreements.
Finally, Ms. Ossenfort will receive certain standard employee and executive benefits, perquisites, reimbursement of expenses and vacation consistent with the benefits provided to executive officers and as otherwise set forth in her employment agreement.
Michael S. Piper, Chief Financial Officer
Following the Compensation Committee’s review of the findings of Pearl Meyer, on June 15, 2018, the Company entered into an employment agreement with Mr. Piper, the Company’s current Chief Financial Officer. The initial term of the employment agreement ends on July 31, 2019, which term shall be automatically extended for successive one-year periods unless written notice of non-renewal is provided by either party at least 90 days prior to the expiration of the then current term. Under the employment agreement, Mr. Piper is entitled to an annual base salary of $346,000. Mr. Piper also received a one-time signing bonus consisting of the following components: (i) $200,000 payable in cash, (ii) RSUs of the Company’s Class A Common Stock valued at $285,000 as of the date of grant which vest in three equal installments over a three-year period, and (iii) stock options to purchase 175,000 shares of the Company’s Class A Common Stock with an exercise price equal to the fair market value of the shares on the date of grant which vest in three equal installments over a three-year period. Mr. Piper is also entitled to an annual bonus with a target maximum of 80% of his base salary as of the last day of the previous fiscal year, and his eligibility for such annual bonus shall be determined on a basis consistent with other named executive officers.
The RSU awards and stock option awards as described above will be subject to the terms and conditions set forth in the applicable plan and award agreements.
Finally, Mr. Piper will receive certain standard employee and executive benefits, perquisites, reimbursement of expenses and vacation consistent with the benefits provided to executive officers and as otherwise set forth in his employment agreement.
Shaun York, Chief Operating Officer
On February 19, 2018, Mr. York was appointed as the Company’s current Chief Operating Officer. At the time of Mr. York’s appointment, the Compensation Committee had not determined the compensatory arrangements for Mr. York. However, on March 16, 2018, the Compensation Committee approved an interim annual base salary for Mr. York in the amount of $300,000 for services provided on and after February 19, 2018 while the Compensation Committee continued its evaluation and review of the Pearl Meyer market analysis and assessment of the overall competitiveness of the Company’s executive compensation program.
Following the Compensation Committee’s review of the findings of Pearl Meyer, on June 1, 2018, the Company entered into an employment agreement with Mr. York which provided for an annual base salary of $300,000. The initial term of the agreement is for one year and will be automatically extended for successive one-year periods following the end of the initial one-year term, unless either party gives the other written notice of non-renewal at least ninety (90) days prior to the expiration of the initial term or any additional term. Under Mr. York’s employment agreement, and in addition to base salary, he also received a one-time signing bonus consisting of the following components: (i) $150,000 payable in cash, (ii) RSUs of the Company’s Class A Common Stock valued at $200,000 as of the date of grant which vest in three equal installments over a three-year period, and (iii) stock options valued at $200,000 as of the date of grant which vest in three equal installments over a three-year period. Mr. York also received $90,000 in relocation bonus, and is entitled to a housing stipend of $2,000 per month for the period of February 2018 through April 2019. Mr. York is entitled to an annual bonus with a target maximum of 80% of his base salary as of the last day of the previous fiscal year, if, as and when annual bonuses payable to other executive officers of the Company are paid.
The RSU awards and stock option awards as described above will be subject to the terms and conditions set forth in the applicable plan and award agreements.

Finally, Mr. York will receive certain standard employee and executive benefits, perquisites, reimbursement of expenses and vacation consistent with the benefits provided to executive officers and as otherwise set forth in her employment agreement.

John T. Hewitt, former Chairman and Chief Executive Officer
On June 1, 2012, the Company entered into an agreement with Mr. Hewitt as President and Chief Executive Officer, and such agreement was later amended and restated on June 12, 2015. On July 1, 2016, the Company entered into a second amended and restated employment agreement with Mr. Hewitt, to provide an annual base salary of $536,000. Mr. Hewitt was also entitled to an annual bonus with a target maximum of 100% of his base salary as of the last day of the previous fiscal year, if, as and when annual bonuses payable to other executive officers of the Company are paid.
Mr. Hewitt was terminated as President and Chief Executive Officer of the Company on September 5, 2017. Mr. Hewitt received certain severance amounts pursuant to the terms of his employment agreement, which are described below under Actual and Potential Payments Upon Termination of Employment or Change of Control.
Edward L. Brunot, former Chief Executive Officer
On September 8, 2017, Mr. Brunot was promoted from Chief Operating Officer to President and Chief Executive Officer. In connection with Mr. Brunot’s promotion, his annual base salary was increased to $600,000, under the terms of his employment agreement entered into with the Company on April 30, 2017 and effective June 1, 2017.  Mr. Brunot was entitled to an annual bonus with a target maximum of 100% of the increased base salary. All other terms of Mr. Brunot’s compensation, as previously disclosed in the Company’s Form 8-K filed with the SEC on May 25, 2017, remained unchanged.
Mr. Brunot was terminated as President and Chief Executive Officer on February 19, 2018. Mr. Brunot received certain amounts pursuant to the terms of a settlement agreement entered into with the Company in June 2018, as described under Actual and Potential Payments Upon Termination of Employment or Change of Control.
Kathleen E. Donovan, former Chief Financial Officer
On February 1, 2014, the Company entered into an employment agreement with Ms. Donovan with an annual base salary of $335,000 which was increased to $345,050 in January 2017.
On September 6, 2017, the Company entered into a retention bonus and RSU agreement with Ms. Donovan which provided for (i) a retention bonus of $172,526, with one half to be paid on March 1, 2018 and the other half to be paid on September 1, 2018, and (ii) a one-time grant of 12,368 RSUs, with 6,184 RSUs vesting on March 1, 2018 and the remaining 6,184 RSUs vesting on September 1, 2018, subject to continued employment.
Ms. Donovan left the Company on February 19, 2018. Ms. Donovan received certain amounts pursuant to the terms of her employment, retention and consulting agreements, which are described under Actual and Potential Payments Upon Termination of Employment or Change of Control.
Nicholas E. Bates, former Chief Financial Officer

On December 12, 2017, the Company appointed Mr. Bates as Chief Financial Officer of the Company, effective January 1, 2018. In connection with his appointment, the Company entered into an employment agreement with Mr. Bates with an annual base salary of $300,000. The initial term of the agreement was one year to be automatically extended for successive one-year periods following the end of the initial one-year term, unless either party gave the other written notice of non-renewal at least ninety (90) days prior to the expiration of the initial term or any additional term. In addition to base salary, under the terms of the employment agreement, Mr. Bates was entitled to an annual bonus with a target maximum of 50% of his base salary during the term of his employment agreement and he was awarded RSUs of the Company's Class A Common Stock valued at $400,000.

Prior to his appointment as Chief Financial Officer, Mr. Bates served as Vice President of Finance of the Company. In connection with this position, on September 6, 2017, the Company entered into a retention bonus and RSU agreement, with Mr. Bates which provided for (i) a retention bonus of $74,520, with one half to be paid on March 1, 2018 and the other half to be paid on September 1, 2018, and (ii) a one-time grant of 5,342 RSUs, with 2,671 RSUs vesting on March 1, 2018 and the remaining 2,671 RSUs vesting on September 1, 2018, subject to continued employment.

Mr. Bates left the Company on June 15, 2018. Mr. Bates received certain amounts pursuant to the terms of a separation and release agreement entered into with the Company in June 2018, as described under Actual and Potential Payments Upon Termination of Employment or Change of Control.

Vanessa M. Szajnoga, former Vice President and General Counsel

The Company entered into an employment agreement with Ms. Szajnoga, as Vice President and General Counsel, effective as of November 24, 2015, and amended, effective June 1, 2017. On December 12, 2017, the Company entered into a new employment agreement with Ms. Szajnoga. The new employment agreement with Ms. Szajnoga provided an initial term of one year to be automatically extended for successive one-year periods following the end of the initial one-year term, unless either party gave the other written notice of non-renewal at least ninety (90) days prior to the expiration of the initial term or any additional term. Under this new employment agreement, Ms. Szajnoga was entitled to an annual base salary of $300,000. In addition to base salary, Ms. Szajnoga was also entitled to an annual bonus with a target maximum of 50% of her base salary during the term of her employment and she was awarded RSUs of the Company's Class A Common Stock valued at $300,000.
On September 6, 2017, the Company entered into a retention bonus and RSU agreement with Ms. Szajnoga which provided for (i) a retention bonus of $131,250, with one half to be paid on March 1, 2018 and the other half to be paid on September 1, 2018, and (ii) a one-time grant of 9,408 RSUs, with 4,704 RSUs vesting on March 1, 2018 and the remaining 4,704 RSUs vesting on September 1, 2018, subject to continued employment.
Ms. Szajnoga left the Company on February 23, 2018. Ms. Szajnoga received certain amounts pursuant to the terms of her employment and retention agreements, which are described under Actual and Potential Payments Upon Termination of Employment or Change of Control.
Richard G. Artese, former Vice President and Chief Information Officer

The Company entered into an employment agreement with Mr. Artese, Vice President and Chief Information Officer, effective as of May 1, 2014. On December 12, 2017, the Company entered into a new employment agreement with Mr. Artese. The new employment agreement with Mr. Artese provided for an initial term of one year to be automatically extended for successive one-year periods following the end of the initial one-year term, unless either party gave the other written notice of non-renewal at least ninety (90) days prior to the expiration of the initial term or any additional term. Under this new employment agreement, Mr. Artese was entitled to an annual base salary of $240,000. In addition to base salary, Mr. Artese was also entitled to an annual bonus with a target maximum of 40% of his base salary during the term of his employment agreement and he was awarded RSUs of the Company's Class A Common Stock valued at $100,000.

On September 6, 2017, the Company entered into a retention bonus and RSU agreement with Mr. Artese which provided for (i) a retention bonus of $67,980, with one half to be paid on March 1, 2018 and the other half to be paid on September 1, 2018, and (ii) a one-time grant of 4,874 RSUs, with 2,437 RSUs vesting on March 1, 2018 and the remaining 2,437 RSUs vesting on September 1, 2018, subject to continued employment.

Mr. Artese left the Company on February 23, 2018. Mr. Artese received certain amounts pursuant to the terms of his employment and retention agreements, which are described under Actual and Potential Payments Upon Termination of Employment or Change of Control.

GRANTS OF PLAN BASED AWARDS
        The following table sets forth information regarding grants of plan based awards to each of the named executive officers during Fiscal 2018.

		Estimated Future Payments under Non-Equity Incentive Plan Awards (1)			All Other Stock Awards: Number of Shares of Stock or Units (#) (2)	All Other Option Awards: Number of Securities Underlying Options (#) (3)	Exercise Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards (4)
Name	Grant Date	Threshold	Target	Maximum
Nicole Ossenfort		—	—	—	—	—	—	—
Michael S. Piper		—	—	—	—	—	—	—
Shaun York		—	—	—	—	—	—	—
John T. Hewitt (5)		—	—	—	—	—	—	—
Edward L. Brunot	6/1/2017	—	—	—	—	167,113	14.30	533,090
	6/1/2017	—	—	—	—	20,979	14.30	66,923
	6/1/2017	—	—	—	22,727	—	—	324,996
Kathleen E. Donovan (5)	9/6/2017	—	—	—	12,368	—	—	172,534
Nicholas E. Bates	12/12/2017	—	—	—	41,541	—	—	474,520
Vanessa M. Szajnoga	12/12/2017	—	—	—	36,557	—	—	431,238
Richard G. Artese	12/12/2017	—	—	—	13,923	—	—	167,984

(1)
With respect to annual bonuses, the named executive officers who departed during Fiscal 2018 were either ineligible to receive an annual bonus or received negotiated amounts through their separation agreements. For the named executive officers who were hired in February 2018, the Compensation Committee determined that it was inappropriate to measure performance under the Company’s annual bonus plan due to the fact that they were hired in the latter portion of Fiscal 2018.

(2)	Represents RSUs.

(3)
Represents incentive stock option awards and non-qualifying option awards in the amounts of 20,979 and 167,113, respectively, awarded to Mr. Brunot during Fiscal 2018. Each grant vests annually over a three year period from the date of the grant.

(4)
Amounts in this column reflect the grant date fair value of the RSUs and options granted to each named executive officer under the Company’s 2011 Equity and Cash Incentive Plan, calculated in accordance with ASC Topic 718, based on the fair market value, as determined by the Board of Directors, of the Company's stock on the date of grant. Assumptions used in the calculation of these amounts for Fiscal 2018 are based on the Black-Scholes model for options and the grant date price for RSUs.

(5)
Mr. Hewitt left the Company in September 2017 and Ms. Donovan left the Company in December 2017, prior to February 15 of the fiscal year; therefore, according to their employment agreements, they were not eligible for a bonus in Fiscal 2018.

OUTSTANDING EQUITY AWARDS AT YEAR END

        The following table sets forth information regarding outstanding stock awards held by our named executive officers at April 30, 2018. All grants noted below were made under the 2011 Equity and Cash Incentive Plan.

		Number of Securities Underlying Unexercised Options (#)				Unvested Stock Awards
Name	Grant Date	Exercisable	Unexercisable	Option Exercise Price	Option Expiration Date	Number (#)	Market Value ($) (1)
Nicole Ossenfort (8)		—	—	—		—	—
Michael S. Piper (9)		—	—	—		—	—
Shaun York (10)		—	—	—		—	—
John T. Hewitt (11)		—	—	—		—	—
Edward L. Brunot (12)		—	—	—		—	—
Kathleen E. Donovan (13)		—	—	—		—	—
Nicholas E. Bates	9/28/2015	18,000	9,000	22.98	(2)	—	—
	12/9/2016	—	—	—		2,676 (5)	27,563
	9/6/2017	—	—	—		5,342 (6)	55,023
	12/12/2017	—	—	—		36,199 (7)	372,850
Vanessa M. Szajnoga	11/24/2015	20,000	10,000	22.53	(3)	—	—
Richard G. Artese	9/18/2014	20,000	20,000	33.38	(4)	—	—

(1)	Amounts reflect the number of RSUs that have not vested multiplied by the market value of $10.30 per share, which was the closing market price of the Company's Common Stock on April 30, 2018.

(2)	Options vested in equal annual installments in 2016 and 2017 with the expiration date for such options being five years after the date that they vested (September 28, 2021 and 2022, respectively).

(3)	Options vested in equal annual installments in 2016 and 2017 with the expiration date for such options being five years after the date that they vested (November 24, 2021 and 2022, respectively).

(4)
Options vested in annual installments in 2015, 2016 and 2017 with the expiration date for such options being five years after the date that they vested (September 19, 2020, 2021 and 2022, respectively).

(5)	Represents RSUs which vest in December 2019. In connection with his departure from the Company, Mr. Bates forfeited these RSUs.

(6)	Represents RSUs which vest in August 2018. In connection with his departure from the Company, Mr. Bates forfeited these RSUs.

(7)	Represents RSUs which vest in November 2020. In connection with his departure from the Company, Mr. Bates forfeited these RSUs.

(8)	Ms. Ossenfort did not have any equity awards outstanding at April 30, 2018.

(9)	Mr. Piper did not have any equity awards outstanding at April 30, 2018.

(10)	Mr. York did not have any equity awards outstanding at April 30, 2018.

(11)	Mr. Hewitt did not have any equity awards outstanding at April 30, 2018.

(12)	Mr. Brunot did not have any equity awards outstanding at April 30, 2018.

(13)	Ms. Donovan did not have any equity awards outstanding at April 30, 2018.

ACTUAL AND POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT OR CHANGE OF CONTROL
None of our named executive officers for Fiscal 2018 have a change in control agreement. However, the employment agreements we entered into with each of the named executive officers entitle them to certain payments under their respective employment agreements upon certain qualifying terminations. The following describes certain terms of the employment agreements with our named executive officers in effect as of April 30, 2018.

            Ms. Ossenfort and Messrs. Piper and York. Under the employment agreements with Ms. Ossenfort, Mr. Piper and Mr. York, the named executive is entitled to certain payments as follows:

If their respective employment agreement is terminated for any reason, he or she will be entitled to receive: (i) the base salary earned but not yet paid for services rendered to the Company on or prior to the date on which the employment period ends; (ii) any annual bonus awarded by the Board prior to the date of the Company’s receipt of the notice of termination for services rendered in any fiscal year which had been completed prior to the date on which the employment period ends and which had not previously been paid (provided that the Board did not impose a requirement that he or she be employed on the payment date); (iii) any business expenses incurred on or prior to the date on which the employment period ends that are eligible for reimbursement in accordance with the Company’s expense reimbursement policies as then in effect; and (iv) any vested benefits to which he or she is entitled under the Company’s employee benefit plans and any welfare benefits to which he or she is entitled in accordance with the terms of the Company’s welfare plans (collectively, the “Accrued Rights”).

Subject to the execution of a form of release by Ms. Ossenfort, Messrs. York and Piper, as applicable, if, during the employment term his or her respective employment agreement is terminated by the Company without Cause (as defined in his or her employment agreement) or by Ms. Ossenfort, Mr. York, or Mr. Dodson for Good Reason (as defined in his or her employment agreement), he or she will be entitled to receive: (i) an amount equal to the Accrued Rights, (ii) an amount equal to 12 months of his or her then-current base salary as severance, paid in equal installments continuing for a 12-month period following the date of termination; (iii) the accelerated vesting of any incentive stock awards, including, but not limited to, stock options, stock appreciation rights, restricted stock and dividend equivalent rights, that were not vested as of the date of his or her termination, (iv) continued medical insurance coverage at the Company’s expense for a period of 12 months following the date of termination, unless he or she becomes reemployed with another employer and is eligible to receive such benefits from that employer, and (v) to the extent permitted under the terms and conditions of any life insurance policy, the ability to convert such policy to an individual policy.

Mr. Brunot. Under the employment agreement with Mr. Brunot, Mr. Brunot was entitled to certain payments as follows:

If Mr. Brunot’s employment agreement was terminated for any reason, Mr. Brunot was entitled to receive: (i) the base salary earned but not yet paid for services rendered to the Company on or prior to the date on which the employment period ends; (ii) any annual bonus awarded by the Board prior to the date of the Company’s receipt of the Notice of Termination for services rendered in any fiscal year which had been completed prior to the date on which the employment period ends and which had not previously been paid (provided that the Board did not impose a requirement that Mr. Brunot be employed on the payment date); (iii) any business expenses incurred on or prior to the date on which the employment period ends that are eligible for reimbursement in accordance with the Company’s expense reimbursement policies as then in effect; and (iv) any vested benefits to which Mr. Brunot was entitled under the employee benefit plans and any welfare benefits to which he was entitled in accordance with the terms of the Company’s welfare plans (collectively, “Accrued Rights”).

If Mr. Brunot’s employment agreement was terminated as a result of Mr. Brunot’s Employment-Related Death or Disability (as defined therein) or as a result of delivery of Notice of Non-Renewal (as defined therein), Mr. Brunot was entitled to an amount equal to the Accrued Rights.

Subject to the execution of a form of release by Mr. Brunot, if during the employment term, Mr. Brunot terminated the Agreement for Good Reason (as defined therein) or the Company terminated Mr. Brunot without Cause (as defined therein), Mr. Brunot was entitled to receive: (i) the Accrued Rights; (ii) an amount equal to Mr. Brunot’s base salary as of the day prior to the date of termination multiplied by two, if the termination occurred prior to May 31, 2020. If the termination occurred after May 31, 2020, Mr. Brunot was entitled to an amount equal to his base salary as of the day prior to termination; (iii) accelerated vesting, non-forfeitability and exercisability, as of the termination date, of Mr. Brunot’s outstanding equity awards, as described in the Agreement; (iv) continuation of certain other benefits, including health care coverage for 18 months following date of termination; and (v) the ability to convert any existing life insurance policy then in effect to an individual policy, to the extent permitted by the plan terms and conditions. In the event Mr. Brunot voluntarily terminated his employment with the Company without Good Reason prior to February 28, 2019, he was required to remit to the Company a cash amount equal to a pro-rated value of the signing bonus. If Mr. Brunot did not execute the form of release, in the event of termination as described above, Mr. Brunot was only entitled to the Accrued Rights.

Ms. Donovan and Mr. Hewitt.    Under the employment agreements with Ms. Donovan and Mr. Hewitt, the named executive officer was entitled to certain payments if his or her employment was terminated by him or her for Good Reason (as defined under the employment agreement), by us without Cause (as defined under the employment agreement) or as a result of the named executive officer’s Employment-Related Death or Disability (as defined under the employment agreement).

        If the named executive officer’s employment was terminated by him or her for Good Reason, by us without Cause or as a result of his or her Employment-Related Death or Disability, he or she was entitled to the following: (i) the payment of his or her base salary through the date of termination; (ii) the payment of an amount equal to his or her monthly base salary multiplied by 12 if employed less than 5 years or 18 if employed more than 5 years, except for Mr. Hewitt, whose agreement provides for the payment of an amount equal to his monthly base salary multiplied by 18; (iii) the payment of an amount equal to the pro-rated bonus to which he or she would have been entitled; (iv) the accelerated vesting of any incentive stock awards, including options, that were not vested as of the date of his or her termination; (v) continued coverage at our expense under any medical, dental, life insurance and disability policies for a period of 12 months or 18 months depending on the length of employment, except for Mr. Hewitt, whose agreement provided for 18 months of continued coverage, unless the named executive officer became reemployed with another employer and was eligible to receive such welfare benefits from that employer; and (vi) any other amounts or benefits required to be paid to the named executive officer or that he or she was eligible to receive under any plan, program, policy or practice or contract or agreement with us.

        Ms. Szajnoga and Messrs. Bates and Artese. Under the employment agreements with Ms. Szajnoga and Messrs. Bates and Artese, the named executive officer was entitled to certain payments if his or her employment was terminated by him or her for Good Reason (as defined under the employment agreement), by us without Cause (as defined under the employment agreement) or as a result of his or her Employment-Related Death or Disability (as defined under the employment agreement).

        If the named executive officer’s employment was terminated by him or her for Good Reason, by us without Cause or as a result of his or her Employment-Related Death or Disability, he or she was entitled to the following: (i) an amount equal to the Accrued Rights (as defined under the employment agreement), (ii) the payment of an amount equal to his/her monthly base salary multiplied by 18 if the termination occurs prior to December 31, 2019, or an amount equal to his/her annual base salary if the termination occurs after December 31, 2019, (iii) the accelerated vesting of any incentive stock awards, including options, that were not vested as of the date of his/her termination, (iv) continued coverage at the Company’s expense under any medical, dental, life insurance and disability policies for a period of 12 months, unless he/she became reemployed with another employer and is eligible to receive such welfare benefits from that employer, and (v) to the extent permitted under the terms and conditions of any life insurance policy, the ability to convert such policy to an individual policy.

Ms. Ossenfort, Messrs. Piper and York.    If the named executive officer’s employment was terminated by him or her without Good Reason, by us for Cause or due to his or her Disability (as defined under the employment agreement), other than as a consequence of Employment-Related Death or Disability, the named executive officer is only entitled to the payment of his or her salary through the date of termination.

        If the named executive officer’s employment is terminated as a result of his or her death or Disability (other than as a consequence of Employment-Related Death or Disability), he or she is entitled to his or her base salary through the date of his or her termination, as well as the pro-rata bonus to which he or she would have been entitled.

The following table shows actual and potential payments upon each named executive officer's termination. The amounts calculated in the table assume the termination occurred on April 30, 2018 and that the executive officer was paid in a lump sum payment. The Employment Agreement of Mr. Hewitt provided for a lump-sum payment of the base salary component; the Employment Agreements of Mmes. Ossenfort, Donovan, and Szajnoga and Messrs. Piper, York, Brunot, Bates and Artese provide for multiple payments.

	Severance Compensation		Benefits and Perquisites
Name	Severance	Bonus	Unvested Stock Awards(1)	Welfare Benefits	Total
Nicole Ossenfort
Voluntary termination without Good Reason	—	—	—	—	—
Voluntary termination for Good Reason	450,000	—	650,000	21,695	1,121,695
Termination by Company for Cause	—	—	—	—	—
Termination by Company without Cause	450,000	—	650,000	21,695	1,121,695
Employment-Related Death or Disability	450,000	—	650,000	21,695	1,121,695
Other Death	—	—	—	—	—
Other Disability	—	—	—	—	—
Michael S. Piper
Voluntary termination without Good Reason	—	—	—	—	—
Voluntary termination for Good Reason	346,000	—	460,000	—	806,000
Termination by Company for Cause	—	—	—	—	—
Termination by Company without Cause	346,000	—	460,000	—	806,000
Employment-Related Death or Disability	346,000	—	460,000	—	806,000
Other Death	—	—	—	—	—
Other Disability	—	—	—	—	—
Shaun York
Voluntary termination without Good Reason	—	—	—	—	—
Voluntary termination for Good Reason	300,000	—	400,000	22,575	722,575
Termination by Company for Cause	—	—	—	—	—
Termination by Company without Cause	300,000	—	400,000	22,575	722,575
Employment-Related Death or Disability	300,000	—	400,000	22,575	722,575
Other Death	—	—	—	—	—
Other Disability	—	—	—	—	—

(1)
Calculated based on the closing price of the Company's Class A Common Stock on April 30, 2018, which was $10.30 per share; and the exercise price of unvested options, which ranges between $8.85 and $10.55 per share and RSUs.

Other Arrangements Affecting Potential Payments Upon Termination

Kathleen E. Donovan, Vanessa M. Szajnoga, Nicholas Bates and Richard Artese. On September 6, 2017, the Company entered into a retention bonus and RSU agreement with each of Mmes. Donovan and Szajnoga and Messrs. Bates and Artese. Each agreement provided for (i) a retention bonus, payable in two installments and (ii) a one-time grant of RSUs, each of which represented the right to receive one share of the Company’s Class A Common Stock which would vest in two equal installments, provided that the named executive officer remained employed with the Company on each vesting date.  If the named executive officer’s employment was terminated by such officer for Good Reason, by the Company without Cause or as a result of his or her Employment-Related Death or Disability (as each of those capitalized terms are defined by the agreement), then the RSUs immediately vested and the retention bonus would become immediately due and payable.
Kathleen E. Donovan. On November 7, 2017, Ms. Donovan resigned as, Vice President, Chief Financial Officer of the Company, effective December 31, 2017. In connection with her resignation, on December 12, 2017, Ms. Donovan entered into a release agreement with the Company which provided for Ms. Donovan to receive certain termination payments set forth in her employment agreement. Pursuant to the release agreement, Ms. Donovan relinquished all rights to a bonus as defined in her employment agreement. In addition, the release agreement provided that only the unvested stock incentives that were granted to Ms. Donovan in calendar year 2016 became fully vested and exercisable pursuant to her employment agreement. Ms. Donovan relinquished all rights to any stock options and other grants not specifically addressed in the release agreement.

On December 12, 2017, the Company entered into a consulting agreement with Ms. Donovan, effective January 1, 2018 with a term through March 31, 2018, unless terminated earlier. The consulting agreement provided that Ms. Donovan would serve as a consultant to the Company on operational and finance matters. Upon termination of the consulting agreement on February 19, 2018, Ms. Donovan received $129,393.75.
Severance Payments Upon Termination
John T. Hewitt. On September 5, 2017, the Board of Directors of the Company terminated the employment of Mr. Hewitt as President and Chief Executive Officer. Under the terms of Mr. Hewitt’s second amended and restated employment agreement, Mr. Hewitt was entitled to and received a lump-sum cash payment of $801,005 in severance compensation, which was equal to his monthly base salary multiplied by 18. In addition, Mr. Hewitt received the accelerated vesting of incentive equity awards that were not vested as of September 5, 2017, consisting of the following: (i) 340,071 stock options (based on the exercise prices of unvested options, which range between $12.60 and $13.86 per share) with an intrinsic value of approximately $171,166 (based on the closing price of $13.15 per share of the Company’s Class A Common Stock on September 5, 2017); and (ii) 22,817 RSUs with a market value of approximately $300,044 (based on the closing price of $13.15 per share); and 18 months of continued coverage at our expense under any medical, dental, life insurance and disability policies, with an approximate value of $18,597, unless Mr. Hewitt becomes reemployed with another employer and is eligible to receive such welfare benefits from that employer.
Edward L. Brunot. On February 19, 2018, Edward Brunot was terminated from the Company as President and Chief Executive Officer.  In connection with his termination, Mr. Brunot continued to receive his salary and benefits through the date of termination of employment, but did not receive any cash severance payment or change in the terms of outstanding equity incentive awards. Pursuant to the terms of a settlement agreement entered into between the Mr. Brunot and the Company in June 2018, Mr. Brunot received $999,999.99. The settlement agreement satisfied all obligations under Mr. Brunot’s employment agreement.
Kathleen E. Donovan. Under the terms of her employment, retention bonus and RSU and release agreements, Ms. Donovan received a cash payment of $345,050. In addition, Ms. Donovan received the accelerated vesting of incentive equity awards that were not vested as of December 31, 2017, consisting of the following: (i) 33,532 RSUs with a market value of approximately $339,047 (based on the closing price of $10.68 per share); and (ii) 18 months of continued coverage at our expense under any medical, dental, life insurance and disability policies, with an approximate value of $22,574, unless Ms. Donovan becomes reemployed with another employer and is eligible to receive such welfare benefits from that employer.
Nicholas E. Bates. On May 9, 2018, Mr. Bates provided notice of his resignation to be effective on June 15, 2018. Under the terms of a separation and release agreement entered into between the Mr. Bates and the Company, Mr. Bates received a cash payment of $453,245.93. In addition, Mr. Bates will receive 12 months of continued coverage at our expense under any medical, dental, life insurance and disability policies, with an approximate value of $21,695, unless Mr. Bates becomes reemployed with another employer and is eligible to receive such welfare benefits from that employer. The separation and release agreement satisfied all obligations under Mr. Bates’s employment agreement.

Vanessa M. Szajnoga. On February 23, 2018, Vanessa M. Szajnoga, Vice President and General Counsel of the Company, resigned from the Company. Under the terms of her employment and retention agreements, Ms. Szajnoga received a cash payment of $581,250. In addition, Ms. Szajnoga received the accelerated vesting of incentive equity awards that were not vested as of February 23, 2018, consisting of the following: (i) 10,000 stock options based on the exercise price of $22.53 per share with an intrinsic value of approximately $0 (based on the closing price of $8.42 per share of the Company’s Class A Common Stock on February 23, 2018); (ii) 55,454 RSUs with a market value of approximately $466,923 (based on the closing price of $8.42 per share); and (iii) 12 months of continued coverage at our expense under any medical, dental, life insurance and disability policies, with an approximate value of $13,004, unless Ms. Szajnoga becomes reemployed with another employer and is eligible to receive such welfare benefits from that employer.

Michael S. Piper. On September 5, 2017, Michael S. Piper, Vice President, Financial Products of the Company, resigned from the Company.  In connection with his resignation, Mr. Piper continued to receive his salary and benefits through the date of termination of employment but did not receive any cash severance payment or change in the terms of outstanding equity incentive awards. Pursuant to the terms of a settlement agreement entered into between the Mr. Piper and the Company in June 2018, Mr. Piper received $445,000. The settlement agreement settled Mr. Piper’s preexisting lawsuit against the Company which related to a contractual dispute over severance in connection with his prior employment with the Company.

Richard G. Artese. On February 23, 2018, Richard G. Artese, Vice President, Chief Information Officer of the Company, resigned from the Company. Under the terms of his employment and retention agreements, Mr. Artese received a cash payment of $427,980. In addition, Mr. Artese received the accelerated vesting of incentive equity awards that were not vested as of February 23, 2018, consisting of the following: (i) 19,999 stock options based on the exercise prices of $33.38 per share with an intrinsic value of approximately $0 (based on the closing price of $8.42 per share of the Company’s Class A

Common Stock on February 23, 2018); (ii) 24,505 RSUs with a market value of approximately $206,332 (based on the closing price of $8.42 per share); and (iii) 12 months of continued coverage at our expense under any medical, dental, life insurance and disability policies, with an approximate value of $33,763, unless Mr. Artese becomes reemployed with another employer and is eligible to receive such welfare benefits from that employer.

FISCAL 2018 PAY RATIO

The following is a reasonable estimate, prepared under applicable SEC rules, of the ratio of the annual total compensation of our President and Chief Executive Officer, Nicole Ossenfort, to the median of the annual total compensation of our other employees. We determined that, as of April 30, 2018, our employee population consisted of approximately 1028 full-time, part-time, and seasonal employees. We excluded, for administrative convenience, our Canadian employees, who fell below the 5 percent de minimis threshold for exclusion based on our total employee population. We determined our median employee based on the gross wages (excluding equity awards, severance and bonuses) between May 1, 2017 and April 30, 2018 to each employee (other than our Chief Executive Officer and Canadian employees), employed as of April 30, 2018. The annual total compensation of our median employee (other than the Chief Executive Officer) was $10,161. Ms. Ossenfort has served as our President and Chief Executive Officer since February 2018; therefore, as allowed when more than one chief executive officer serves during the fiscal year, we annualized her compensation for purposes of the pay ratio estimation. The annualized total compensation of Ms. Ossenfort was $450,000, which included her base salary as outlined in her employment agreement. Based on the foregoing, our estimate of the ratio of the annual total compensation of our Chief Executive Officer to the median of the annual total compensation of all other employees was 44 to 1.

Because the SEC rules for identifying the median of the annual total compensation of our employees and calculating the pay ratio based on that employee’s annual total compensation allow companies to apply different methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio for our Company. As such, the estimated ratio reported above should not be used as a basis for comparison between companies.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

 Other than compensation arrangements, we describe below transactions and series of similar transactions, since the beginning of our last completed fiscal year, of which the Company is or was a participant and:

•the amounts involved exceeds $120,000; and
•any of our directors, executive officers or beneficial owners of more than 5% of our common stock, or any member of the immediate family of the foregoing persons, has a direct or indirect material interest.

Compensation arrangements for our directors and named executive officers for Fiscal 2018 and for our current executive officers are described in other sections of this Information Statement.

Nicole Ossenfort’s franchise and area developer agreement

The Company is or was a participant in the following related party transactions with Ms. Ossenfort since the beginning of Fiscal 2018:

Ossenfort Franchise. Ms. Ossenfort, together with her husband, Scott Ossenfort (together, with Ms. Ossenfort, the “Ossenforts”), jointly own a Company franchise through JL Enterprises. JL Enterprises borrows operating funds for working capital to operate the franchises each year.  During Fiscal 2017, JL Enterprises borrowed operating funds in the amount of $351,658, which were fully repaid with interest by the end of Fiscal 2017.  In addition, during Fiscal 2017 the Company recorded $234,820 of accounts receivable from JL Enterprises for royalties, advertising and financial product charges.  As of April 30, 2017, a balance of $14,424 remained outstanding and payable to the Company.  During Fiscal 2018, JL Enterprises borrowed operating funds for working capital to operate the franchises in the amount of $243,888, of which $0 remained outstanding and payable to the Company as of April 30, 2018.  In Fiscal 2018, the Company has recorded $224,970 of accounts receivable from the Ossenforts for royalties, advertising and financial product charges, of which a balance of $1,857 remained outstanding and payable to the Company as of April 30, 2018.

Ossenfort Area Developer. In January 2012, the Ossenforts acquired area developer territories covering Western South Dakota and Western Nebraska from the Company.  A note of $429,246 was issued by the Company, and the outstanding principal balance was $208,266 as of the end of Fiscal 2017.  On September 6, 2017, the Company entered into an agreement to re-acquire the area developer territories from the Ossenforts for $268,000 of which $198,000 consisted of debt forgiveness on the note, with a balance of $34,852 payable to the Ossenforts on July 1, 2018.

In Fiscal 2017, the Company recorded $1,605 of accounts receivable from the Ossenforts for new franchise leads and interest, which along with prior year accounts receivable balances totaled $4,096 which remained unpaid at the end of Fiscal 2017.  The Ossenforts earned $69,573 for their portion of franchise fees, royalties and interest in Fiscal 2017.

In Fiscal 2018, the Company recorded $166 of accounts receivable from the Ossenforts for new franchise leads and interest, which along with prior year accounts receivable balances were forgiven as a part of the agreement to re-acquire the area developer territories.  The Ossenforts earned $10,814 for their portion of franchise fees, royalties and interest in Fiscal 2018.

Shaun York’s franchises and area developer agreements

The Company is or was a participant in the following related party transactions with Mr. York since the beginning of Fiscal 2018:

York Franchises.  Mr. York operates eleven Company franchises through Yorkompany LLC, S&P Holding Group LLC, My Business Group LLC and Core Fitness Partners LLC (the “York Franchise Entities”).  The York Franchise Entities borrow operating funds from the Company for working capital to operate the franchises each year.  During Fiscal 2017, the York Franchise Entities borrowed operating funds in the amount of $572,961, of which $81,758 remained outstanding and payable to the Company as of the end of Fiscal 2017.  In addition, during Fiscal 2017 the Company recorded $648,986 of accounts receivable from the York Franchise Entities for royalties, advertising and financial product charges, of which $49,003 remained outstanding and payable to the Company as of the end of Fiscal 2017.

During Fiscal 2018, the York Franchise Entities borrowed operating funds in the amount of $285,670, of which $0 remained outstanding and payable to the Company as of April 30, 2018.  In addition, during Fiscal 2018 the Company recorded $307,752 of accounts receivable from the York Franchise Entities for royalties, advertising and financial product charges, of which $76,417 remained outstanding and payable to the Company as of April 30, 2018.

York Area Developer. Mr. York has Area Development arrangements with the Company that are conducted through Yorkompany LLC, S&P Holding Group LLC and TNT Florida Investments LLC (the “York AD Entities”).  Since the beginning of Fiscal 2017, the York AD Entities, which are controlled by Mr. York, received payments from the Company pursuant to the Area Development agreements totaling $905,900.  The York AD Entities were acquired by Mr. York through various transactions with the Company and through third party agreements with Area Developer sellers.  In connection with those transactions, the York AD Entities financed a total of $4,059,460 through the Company to acquire the Area Development territories and associated rights.  The loans are payable by the York AD Entities in annual installments at 12% interest. The aggregate outstanding principal balance owed by the York AD Entities in Fiscal 2017 was $2,192,459.  As of April 30, 2018, the aggregate outstanding principal balance owed by the York AD Entities on the notes was $1,886,093.

In Fiscal 2017, the Company recorded $21,522 of accounts receivable from the York AD Entities for new franchise leads and interest.  The unpaid balance owed to the Company at the end of Fiscal 2017 was $945.  The York AD Entities earned $731,508 for their portion of franchise fees, royalties and interest in Fiscal 2017.

In Fiscal 2018, the Company recorded $18,104 of accounts receivable from the York AD Entities for new franchise leads and interest, of which $1,916 remains unpaid as of April 30, 2018.  The York AD Entities earned $578,344 for their portion of franchise fees, royalties and interest in Fiscal 2018.

York Debt Guarantees.  Mr. York also has entered into multiple guarantee agreements with the Company whereby Mr. York has guaranteed all or a portion of the indebtedness owed by other franchisees and area developers to the Company as related to certain financial transactions for which Mr. York had an interest.  The indebtedness owed by these franchisees and area developers as of April 30, 2018 is approximately $2,930,814.

Policy for review of related party transactions

        We have adopted a policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common stock and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with us without the prior consent of our Audit Committee. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our common stock or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 and such person would have a direct or indirect interest must first be presented to our Audit Committee for review, consideration and approval. In approving or rejecting any such proposal, our Audit Committee is to consider the material facts of the transaction, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person's interest in the transaction. All of the transactions described above were entered into after presentation, consideration and approval by our Board of Directors.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of August 10, 2018, information regarding beneficial ownership of our capital stock by:
•each person, or group of affiliated persons, known by us to beneficially own more than 5% of our Class A Common Stock;
•each of our directors;
•each of our named executive officers for Fiscal 2018; and
•all of our current directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options that are currently exercisable or exercisable within 60 days of August 10, 2018. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of capital stock shown that they beneficially own.

Our calculation of the percentage of beneficial ownership is based on 14,030,075 shares of our Class A Common Stock and equivalents outstanding as of August 10, 2018.

Shares of Class A Common Stock subject to stock options currently exercisable, or exercisable within 60 days of August 10, 2018, and RSUs for which shares are issuable within 60 days of August 10, 2018, are deemed to be outstanding for computing the percentage ownership of the person holding those securities and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

Unless otherwise noted below, the address for each of the stockholders in the table below is c/o Liberty Tax, Inc., 1716 Corporate Landing Parkway, Virginia Beach, Virginia 23454.

	Shares of Class A Common Stock
	Beneficially Owned
	Number	Percent
5% Stockholders:
B. Riley Financial, Inc. (1)	3,104,703	22.1%
Cannell Capital LLC (2)	1,871,068	13.3%
Royce & Associates, LP (3)	747,210	5.3%
Vintage Capital Management, LLC (4)	2,075,151	14.8%

Named Executive Officers, Current Executive Officers and Directors:
Richard G. Artese (5)	N/A	*
Nicholas E. Bates (6)	20,321	*
Edward L. Brunot (7)	N/A	*
Patrick A. Cozza	—	*
Kathleen E. Donovan (8)	N/A	*
Thomas Herskovits	2,671	*
John T. Hewitt (9)	N/A	*
Lawrence Miller	—	*
G. William Minner, Jr.	—	*
Nicole Ossenfort	—	*
Michael S. Piper	—	*
Vanessa M. Szajnoga (10)	N/A	*
Shaun York	750	*
All current executive officers and directors as a group (7 persons)	23,742	*
*Represents beneficial ownership of less than 1%.
(1) Based on Amendment No. 1 to the Schedule 13D filed by B. Riley Financial., Inc., BRC Partners Opportunity Fund, L.P., B. Riley Capital Management, LLC, BRC Partners Management GP, LLC, B. Riley FBR, Inc., Dialectic Antithesis Partners, LP, and BR Dialectic Capital Management, LLC. (collectively, “B. Riley”) on August 9, 2018, including notice that it has sole voting and investment power as to 2,005,353 shares of Class A Common Stock and shared voting and investment power as to 1,099,350 shares of Class A Common Stock. The address for B. Riley is 21255 Burbank Boulevard, Suite 400, Woodland Hills, California 91367.
(2) Based on Amendment No. 2 to the Schedule 13D filed by Cannell Capital LLC (“Cannell”) on August 6, 2018. The address for Cannell is 245 Meriwether Circle, Alta, Wyoming 83414.
(3) Based on Amendment No. 3 to the Schedule 13G filed by Royce and Associates LP (“Royce”) on January 22, 2018. The address for Royce is 745 Fifth Avenue, New York, New York 10151.
(4) Based on Amendment No. 1 to Schedule 13D filed by Vintage Capital Management, LLC, Kahn Capital Management, LLC and Brian R. Kahn (collectively, “Vintage”) on August 9, 2018, including notice that Vintage has shared voting power with respect to these shares of Class A Common Stock. The address for Vintage is 4705 S. Apopka Vineland Road, Suite 206, Orlando, Florida 32819.
(5) Mr. Artese left the Company in February 2018.
(6) Mr. Bates left the Company in June 2018.
(7) Mr. Brunot left the Company in February 2018.
(8) Ms. Donovan left the Company in December 2017.
(9) Mr. Hewitt was terminated as Chief Executive Officer in September 2017; he resigned as Chairman of the Board in August 2018.
(10) Ms. Szajnoga left the Company in February 2018.

WHERE YOU CAN FIND MORE INFORMATION

We are required to comply with the reporting requirements of the Exchange Act.  For further information about us, you may refer to our Annual Reports and our Quarterly Reports.  You can review these filings at the public reference facility maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549.  These filings are also available electronically on the SEC’s web site at http://www.sec.gov.

No vote or other action is being requested of our Company’s stockholders.  This Information Statement is provided for information purposes only.

LIBERTY TAX, INC.

	By:	/s/ Nicole Ossenfort
President and Chief Executive Officer

August 24, 2018